ISSUING AND PAYING AGENCY AGREEMENT

This Issuing and Paying Agency Agreement, dated as of July 7, 2000 (the Agreement"), between Potomac Capital Investment Corporation, a Delaware corporation having its principal place of business at 1801 K Street, N.W., Suite 900, Washington, D.C. 20006 (the "Issuer"), and The Bank of New York, a New York banking corporation maintaining its principal corporate trust office at 101 Barclay Street, Floor 7E, New York, New York 10286, as issuing and paying agent (the "Issuing and Paying Agent").

WHEREAS the Issuer has established a program for the issue of Medium-Term Notes, Series E, With Maturities from 9 Months and 1 Day from Date of Issue through November 30, 2009 (the "Notes");

WHEREAS the Issuing and Paying Agent has agreed to act as Issuing and Paying Agent in connection with the Notes in accordance with the provisions of this Agreement.

NOW, THEREFORE, in consideration of the covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknow1edged, the parties hereto agree as follows:

SECTION 1. Appointment of Issuing and Paying Agent. The Issuer proposes to issue from time to time the Notes in an aggregate initial offering price not to -exceed $900,000,000 (provided the Issuer reserves the right to increase such authorized amount from time to time), and have appointed Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and Salomon Smith Barney Inc. (or such other placement agents as appointed by the Issuer from time to time) as the placement agents for the Notes (collectively, the "Placement Agents"). The Issuer hereby appoints the Issuing and Paying Agent to act, on the terms and conditions specified herein, as issuing and paying agent for the Notes, and the Issuing and Paying Agent hereby accepts such appointments in accordance with such terms and conditions. The Issuing and Paying Agent also agrees to perform the duties and obligations required to be performed by it under the Administrative Procedures applicable to the Notes (the, Administrative Procedures"). Defined terms used and not defined herein shall have the meanings given such terms in the Private Placement Agency Agreement, dated July 7, 2000 (the "Private Placement Agency Agreement"), between the Issuer and the Placement Agents or in the Private Placement Memorandum (as defined in such Private Placement Agency Agreement), as the case may be.

SECTION 2. Forms of Note; Global Notes; Proxies; Supply of Notes; Terms. (a) Forms of Notes. The Notes shall be issued in fully registered book-entry form (the "Book- Entry Notes") represented by one or more global Notes (the "Global Notes") or in fully registered certificated form (the "Certificated Notes"), without interest coupons, substantially in the forms of Note attached hereto as Exhibit A in the case of Notes bearing interest at a fixed rate of interest (the "Fixed Rate Notes") and Exhibit B in the case of Notes bearing interest at a floating rate of interest (the "Floating Rate Notes") or in such other forms as shall be delivered to the Issuing and Paying Agent by the Issuer.

(b) Global Notes. This Section 2(b) shall apply to all Book-Entry Notes represented by one or more Global Notes that are registered in the name of The Depository Trust Company or another depositary specified by the Issuer (the "Depositary") or a nominee thereof:

(i) each Global Note representing Book-Entry Notes will be deposited with, or on behalf of, the Depositary and registered in the name of the Depositary or a nominee thereof;

(ii)   notwithstanding any other provisions of this Agreement or a Global Note, such Global Note shall not be transferred except as a whole by a nominee of the Depositary to the Depositary or to another nominee of the Depositary or by the Depositary or such nominee to a successor of the Depositary or a nominee of such successor. A Global Note may be exchanged for the Certificated Note in the event that (A) the Depositary has notified the Issuer that it is unwilling or unable to continue as Depositary for the Global Notes or the Depositary has ceased to be a "clearing agency" registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and a successor depositary is not appointed by the Issuer within 60 calendar days thereafter, (B) an Event of Default has occurred and is continuing with respect to the Notes or (C) the Issuer, in its sole discretion, determines that all of the Book-Entry Notes shall be exchangeable for Certificated Notes. Any Global Note exchanged pursuant to clause (A) or (C) above shall be so exchanged in whole but not in part, while any Global Note exchanged pursuant to clause (B) above may be exchanged in whole or from time to time in part as directed by the Depositary;

(iii)   Notes issued in exchange for a Global Note or any portion thereof shall be issued as Certificated Notes, without interest coupons, shall have an aggregate principal amount equal to that of such Global Note or portion thereof to be so exchanged and shall be registered in such names and be in such authorized denominations as the Depositary or an authorized representative thereof shall designate. If a Global Note to be exchanged in whole is not then held by the Issuing and Paying Agent as custodian for the Depositary or its nominee, such Global Note shall be surrendered by the Depositary to the corporate trust office of the Issuing and Paying Agent located in the Borough of Manhattan, The City of New York, to be so exchanged. With regard to any Global Note to be exchanged in part, either such Global Note shall be so surrendered for exchange by the Depositary or, if the Issuing and Paying Agent is acting as custodian for the Depositary or its nominee with respect to such Global Note, the principal amount thereof shall be reduced, by an amount equal to the portion thereof to be so exchanged, by means of an appropriate adjustment made on the records of the Issuing and Paying Agent. Upon any such surrender or adjustment, the Issuer shall execute, and upon receipt of instructions from an Authorized Representative (as defined in Section 3) of the Issuer the Issuing and Paying Agent shall authenticate and deliver, each Certificated Note issuable on such exchange to or upon the order of the Depositary or an authorized representative thereof and, in the case of such surrender, the Issuer shall execute, and upon receipt of instructions from an Authorized Representative of the Issuer the Issuing and Paying Agent shall authenticate and deliver, a new Global Note on behalf of the Depositary for the remaining principal amount thereof; and

(iv)   neither any members of, or participants in, the Depositary ("Participants") nor any other persons on whose behalf Participants may act shall have any rights under this Agreement with respect to any Global Note registered in the name of the Depositary or any nominee thereof, or under any such Global Note, arid the Depositary or such nominee, as the case may be, may be treated by the Issuer, the Issuing and Paying Agent and any agent of the Issuer or the Issuing and Paying Agent as the absolute owner and Registered Holder of such Global Note in accordance with Section 13(f) hereof. Notwithstanding the foregoing, nothing herein shall prevent the Issuer, the Issuing and Paying Agent or any agent of the Issuer or the Issuing and Paying Agent from giving effect to any written certification, proxy or other authorization furnished by the Depositary or such nominee, as the case may be, or impair, as between the Depositary, its Participants and any other person on whose behalf a Participant may act, the operation of customary practices of such persons governing the exercise of the rights of a Registered Holder of a Global Note.

(c)   Proxies. The Registered Holder of a Note may grant proxies and otherwise authorize any person, including Participants and persons that may hold interests through Participants, to take any action which such Registered Holder is entitled to take under this Agreement or such Note.

(d)   Supply of Notes. On the date of this Agreement, the Issuer will furnish the Issuing and Paying Agent with an adequate supply of Notes bearing consecutive control numbers, which will have the Registered Holder, principal amount and certain terms on the face thereof left blank. Upon reasonable notice given by the Issuing and Paying Agent to the Issuer, the Issuer shall provide to the Issuing and Paying Agent such additional number of Notes as is mutually agreed upon. Each Note will have been executed by the manual or facsimile signature of an Authorized Representative of the Issuer. The Issuing and Paying Agent will hold such blank Notes in safekeeping in accordance with its customary practice and shall issue such Notes in the order of the control numbers imprinted thereon.

(e)   Terms. The Notes shall have a maturity of at least 9 months and I day from the date of issuance thereof through November 30,2009 (the "Original Issue Date ") and shall be issuable in minimum denominations of $250,000 and integral multiples of $l,000 in excess thereof (the "Authorized Denominations").

SECTION 3. Authorized Representatives. From time to time, the Issuer will furnish the Issuing and Paying Agent with a certificate certifying as to the incumbency and specimen signatures of officers authorized (i) to execute Notes on behalf of the Issuer by manual or facsimile signature and (ii) to give instructions to the Issuing and Paying Agent in accordance with Section 4 hereof (each such officer, an "Authorized Representative"). Until the Issuing and Paying Agent receives a subsequent incumbency certificate of the Issuer, the Issuing and Paying Agent shall be entitled to rely on the last such certificate delivered to it for purposes of determining the Authorized Representatives of the Issuer. The Issuing and Paying Agent shall have no responsibility to the Issuer to determine by whom or by what means a facsimile signature may have been affixed on the Notes, or to determine whether any facsimile or manual signature is genuine, provided that such facsimile or manual signature resembles reasonably closely the specimen signatures filed with the Issuing and Paying Agent by an Authorized Representative. Any Note bearing the manual or facsimile signature of a person who is an Authorized Representative on the date such signature is affixed thereto shall bind the Issuer after the authentication thereof by the Issuing and Paying Agent, notwithstanding that such person shall have ceased to hold office on the date such Note is authenticated and delivered by the Issuing and Paying Agent.

SECTION 4. Issuance Instructions; Registration; Authentication and Delivery; Receipt of Instructions: Payment. (a) Issuance Instructions. All Note issuance instructions shall be given by an Authorized Representative by facsimile transmission, in writing or by reasonably secure electronic means agreed to by the Issuer and the Issuing and Paying Agent. Such instructions shall include:

(i)   name of the person in whose name the related Note is to be registered (the "Registered Holder");

(ii)   address of the Registered Holder;

(iii)   wire transfer instructions, if any, for payments to the Registered Holder;

(iv)   taxpayer identifying number of the Registered Holder;

(v)   form of such Note (i.e., whether such Note is a Global Note or a Certificated Note);

(viii)   principal amount and Authorized Denominations of such Note;

(ix)   stated maturity date of such Note;

(x)   if such Note is a Fixed Rate Note, the Interest Rate;

(xi)   if such Note is a Floating Rate Note, such of the following as are applicable:

       (A)   Interest Category (i.e., whether such Note is a Regular Floating Rate Note, an Inverse Floating Rate Note, a Floating Rate/Fixed Rate Note or another type of Floating Rate Note);

       (B)   Interest Rate Basis or Bases and, if LIBOR and the CMT Rate, certain related information;

       (C)   Initial Interest Rate;

       (D)   Index Maturity;

       (E)   Spread and/or Spread Multiplier;

       (F)   Minimum and/or Maximum Interest Rate;

       (G)   Initial Interest Reset Date;

       (H)   Interest Reset Dates;

       (I)   Day Count Convention; and

       (J)   Calculation Agent;

(xii)   Interest Payment Dates for such Note;

(xiii)   any Initial Redemption Date, Initial Redemption Percentage and Annual Redemption Percentage Reduction;

(xiv)   any Optional Repayment Date{s);

(xv)   rate of Placement Agent's discount or commission and amount to be received in payment for such Note;

(xvi)   delivery and payment instructions for such Note; and

(xvii)   additional terms, if any.

(b)   <u>Registration. Authentication and Delivery.</u> Upon receipt from an Authorized Representative of the issuance instructions referred to in Section 4(a) in respect of a Note, the Issuing and Paying Agent shall withdraw the necessary Notes from safekeeping and, in accordance with such instructions, shall:

(i)   complete each Note as to the matters referred to in Section 4(a);

(ii)   record the ownership of each Note in the Note Register (as defined in Section 13(a) hereof);

(iii)   cause each Note to be manually authenticated by anyone of the officers or employees of the Issuing and Paying Agent duly authorized and designated by it for such purpose; and

(iv)   deliver each Note to the relevant Placement Agent or its designated consignee (which may be the Issuing and Paying Agent in the case of Global Notes), which delivery shall be made against payment (in the case of a sale of a Note to a Placement Agent as principal) or receipt of payment (in the case of a sale of a Note to a purchaser solicited by a Placement Agent as agent of the Issuer) in immediately available funds.

(c)   Receipt of Instructions. Instructions given by an Authorized Representative by facsimile transmission, in writing or by other electronic means must be received by the Issuing and Paying Agent not later than the times specified in the Administrative Procedures. In the event that instructions are received by the Issuing and Paying Agent later than the times specified in the Administrative Procedures, such instructions shall not be deemed to be received until the business day following such receipt.

(d)   Payment. It is understood that although the Issuing and Paying Agent is instructed to deliver Notes against payment in immediately available funds, delivery of the Notes, in accordance with the custom prevailing in the market, will be made before actual receipt of payment. Once the Issuing and Paying Agent has delivered Notes to the applicable Placement Agent or its designated consignee, as the case may be, against receipt therefor, the Issuer shall bear the risk that such Placement Agent or such designated consignee fails to remit payment for the Notes or return same to the Issuing and Paying Agent. It is further understood that each delivery of Notes hereunder shall be subject to the rules of the New York Clearing House in effect at the time of such delivery.

SECTION 5. Representations and Warranties. Each delivery of Notes to the Issuing and Paying Agent in accordance with Section 4 hereof shall constitute a continuing representation and warranty to the issuing and Paying Agent by the Issuer that the issuance and delivery of such Notes have been duly and validly authorized by the Issuer and that the Notes, when completed, authenticated and delivered pursuant hereto, will constitute the legal, valid and binding obligation of the Issuer.

SECTION 6. Proceeds of Sale of Notes. Proceeds received in payment for Notes are to be in immediately available funds and shall be immediately credited to an account designated and maintained by the Issuer with the Issuing and Paying Agent. The Issuing and Paying Agent shall provide the Issuer with advice reflecting all debits and credits to such designated bank account. Subject to the availability of funds upon receipt of instructions from an Authorized Representative, proceeds from the sale of Notes may, prior to the time such proceeds are received, be used in payment of the principal of, and premium, if any, and interest on, other Notes presented for payment on the stated maturity date or any earlier date on which the principal thereof is due and payable (the "Maturity Date"), or be transferred for credit to the (account of the Issuer at another bank.

SECTION 7. Interest Payment Dated Other Than Maturity Date; Payment Mechanics. (a) Interest Payment Dated Other Than Maturity Date. Unless otherwise specified on the face of such Notes or in an Addendum thereto, interest will be payable semi-annually on January 15 and July 15 of each year in the case of Fixed Rate Notes and such dates as are specified therein in the case of Floating Rate Notes, and, in such each case, on the Maturity Date (collectively, "Interest Payment

Dates"). If any Interest Payment Date other than the Maturity Date for a Fixed Rate Note falls on a day that is not a Business Day (as defined in the Private Placement Memorandum), the related payment of interest shall be made on the next succeeding Business Day as if it were made on the date such payment was due, and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date until such next succeeding Business Day. If any Interest Payment Date other than the Maturity Date for a Floating Rate Note falls on a day that is not a Business Day, such Interest Payment Date shall be postponed to the next succeeding day that is a Business Day, except that, if LIBOR is an applicable Interest Rate Basis and such next succeeding Business Day falls in the calendar month next succeeding such Interest Payment Date, such Interest Payment Date shall be the immediately preceding Business Day. All interest payments on an Interest Payment Date other than the Maturity Date will be made to the Registered Holders at the close of business on the fifteenth calendar day (whether or not a Business Day) immediately preceding the applicable Interest Payment Date, or such other dates specified in such Notes or in an Addendum thereto (each, a "Regular Record Date"). Any such interest not so punctually paid or duly provided for on any Interest Payment Date will forthwith cease to be payable to the Registered Holder thereof at the close of business on the applicable Regular Record Date and may either be paid to the person in whose name such Note is registered at the close of business on a special record date for the payment of such defaulted interest to be fixed by the Issuer, notice whereof shall be given to the Registered Holders of Notes not less than 30 calendar days prior to such special record date, or be paid at any time in any other lawful manner. Unless otherwise specified in a Fixed Rate Note or in an Addendum thereto, interest with respect to a Fixed Rate Note will begin to accrue on the Original Issue Date of such Note and will be calculated on the basis of a 360-day year of twelve 30-day months. Interest with respect to any Floating Rate Note will begin to accrue on the Original Issue Date of such Note and will be calculated in accordance with the provisions set forth in such Note for the applicable Interest Rate Basis or Bases specified on the face thereof.

Payment Mechanics. (i) Certificated Notes. All interest payments on the Certificated Notes other than interest due on the Maturity Date will be made by check of the Issuing and Paying Agent mailed, charges prepaid, to the Registered Holders at their addresses appearing on the applicable Regular Record Date in the Note Register or to such other address in the United States as any Registered Holder shall designate to the Issuing and Paying Agent in writing not later than such Regular Record Date; provided, however, that Registered Holders of $10,000,000 or more in aggregate principal amount of Certificated Notes (whether or not having identical terms and provisions) shall be entitled to receive payments of interest on an Interest Payment Date other than the Maturity Date by wire transfer of immediately available funds to an account at a bank designated by each such Registered Holder not later than the Regular Record Date prior to such Interest Payment Date.

(ii) Book-Entry Notes. On each Interest Payment Date other than the Maturity Date, the Issuer will pay to the Issuing and Paying Agent in immediately available funds an amount sufficient to make the required payment on such date and, upon receipt of such funds, the Issuing and Paying Agent, in turn, will pay to the Depositary such total amount of interest due on such Interest Payment Date.

SECTION 8. Optional Redemption. In the event the Issuer elects to redeem any Notes in whole or in part, the Issuer shall give written notice to the Issuing and Paying Agent of the principal amount of such Notes to be so redeemed not less than 35 calendar days prior to the date of redemption or such other date (not more than 60 nor less than 30 calendar days prior to the date of redemption) that the Issuer and the Issuing and Paying Agent mutually agree upon in writing. In any such written notice, (a) if Certificated Notes are to be redeemed, the Issuer shall identify such Notes by specifying the interest rate or formula pursuant to which interest is calculated on such Notes, the Interest Payment Dates, the stated maturity date and redemption terms or (b) if Book-Entry Notes are to be redeemed, the Issuer shall identify such Notes by specifying the CUSIP number assigned to the Global Note or Notes representing such Notes. The Issuing and Paying Agent shall cause notice of redemption to be given to the Registered Holders of the Notes to be redeemed not less than 30 nor more than 60 calendar days prior to the date of redemption in the name and at the expense of the Issuer. Whenever less than all of the Notes of like tenor and terms are to be redeemed, (a) if such Notes are Global Notes held by the Issuing and Paying Agent as custodian for the Depositary or its nominee, the Issuing and Paying Agent shall reduce the principal amount of one or more Global Notes, by the amount of such redemption, by means of an appropriate adjustment on the records of the Issuing and Paying Agent or (b) in the case of all other Notes, the Issuing and Paying Agent shall select the Notes to be so redeemed by such method as the Issuing and Paying Agent shall deem fair and reasonable. Any Note which is to be redeemed in part only pursuant to clause (b) of the preceding sentence shall be surrendered to the corporate trust office of the Issuing and Paying Agent located in the Borough of Manhattan, the City of New York, and the Issuer shall execute, and upon receipt of instructions from an Authorized Representative of the Issuer the Issuing and Paying Agent shall authenticate and deliver to the Registered Holder of such Note, without service charge, a new Note of like tenor and terms, of any Authorized Denomination as requested by such Registered Holder, in an aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of such Note so surrendered.

SECTION 9. Optional Repayment. In the event that any Notes permit the Registered Holder thereof to have such Notes repaid by the Issuer at such Registered Holder's option and such Registered Holder elects to have such Notes repaid in whole or in part, the Issuing and Paying Agent must receive at its corporate trust office located in the Borough of Manhattan, The City of New York, not more than 30 nor less than 10 calendar days prior to the date of repayment: (a) in the case of a Certificated Note, such Note with the form entitled "Option to Elect Repayment" contained thereon duly completed, or (b) in the case of a Book-Entry Note, instructions to that effect from the Beneficial Owners of such Book-Entry Note to the Depository and forwarded by the Depository. Exercise of such repayment option by the Registered Holder of a Note shall be irrevocable with respect to such Note. Any Note which is to be repaid only in part shall be surrendered to the Issuing and Paying Agent and the Issuer shall execute, and upon receipt of instructions from an Authorized Representative of the Issuer the Issuing and Paying Agent shall authenticate and deliver to the Registered Holder of such Note, without service charge, a new Note of like tenor and terms, of any Authorized Denomination as requested by such Registered Holder, in an aggregate principal amount equal to and in exchange for the unpaid portion of the principal of such Note so surrendered.

SECTION 10. Payment on the Maturity Date. The Issuer will pay in immediately available funds the principal of, and premium, if any, and interest on, the Notes on the Maturity Date only upon presentation and surrender thereof. Interest payable on any Note on the Maturity Date will be payable to the person to whom the principal of such Note is payable. If the Maturity Date for any Note falls on a day that is not a Business Day, the related payment of principal, premium, if any, and/or interest shall be made on the next succeeding Business Day as if it were made on the date such payment was due, and no interest shall accrue on the amount so payable for the period from and after such Maturity Date until such next succeeding Business Day. The Issuing and Paying Agent will forthwith cancel each such Note pursuant to Section 22 hereof.

SECTION 11. Information Regarding Amounts Due. (a) Promptly following each Regular Record Date, the Issuing and Paying Agent will advise the Issuer of the amount of interest (to the extent then known) due on the next succeeding Interest Payment Date. The Issuing and Paying Agent will advise the Issuer in writing by the fifteenth calendar day of each month of the principal of and accrued interest to be paid on Notes maturing in the next succeeding month.

(b) If at any time the Issuing and Paying Agent is not acting as calculation agent (the "Calculation Agent") with respect to any Note, the Issuing and Paying Agent will give the Calculation Agent written notice of each Interest Determination Date with respect to such Note at least three Business Days prior to such Interest Determination Date.

SECTION 12. Deposit of Funds. On a timely basis, the Issuer shall remit to the Issuing and Paying Agent the amount of principal, premium, if any, and/or interest payable in respect of Notes then outstanding. The Issuer shall wire such amount in immediately available funds on the relevant Interest Payment Date or the Maturity Date, as the case may be, prior to 12:00 p.m., New York City time, while the Issuing and Paying Agent will pay such amount to the Depositary (in the case of Book-Entry Notes) or the Registered Holders (in the case of Certificated Notes) on the aforementioned dates.

SECTION 13. Note Register Exchanges; Transfers; No Service Charges, etc.; Removal of Legends; Persons Deemed Owners. (a) Note Register. The Issuing and Paying Agent, as agent of the Issuer for this purpose, shall maintain at its corporate trust office located in the Borough of Manhattan, The City of New York, a register of Notes for the registration of ownership of Notes and transfers and exchanges thereof (the "Note Register"). Subject to the provisions of this Section 13, upon presentation for transfer or exchange of any Note at the corporate trust office of the Issuing and Paying Agent accompanied by a written instrument of transfer or exchange in the form approved by the Issuer (it being understood that, until notice to the contrary is given to Registered Holders, the Issuer shall be deemed to have approved the form of instrument of transfer or exchange printed on any Note), executed by the Registered Holder thereof, in person or by such Registered Holder's attorney thereunto duly authorized in writing, such Note shall be transferred upon the Note Register, and the Issuer shall execute, and upon receipt of instructions from an Authorized Representative of the Issuer the Issuing and Paying Agent shall authenticate and deliver, a new Note of like tenor and terms, in any Authorized Denomination requested by such Registered Holder, in the name of the transferee.

(b)   Exchanges. Upon the receipt by the Issuing and Paying Agent at its corporate trust office of a Note accompanied by a written and executed instrument of exchange as provided in Section 13(a), then, if such Note is owned by the Registered Holder thereof and is being exchanged without transfer the Issuer shall execute, and upon receipt of instructions from an Authorized Representative of the Issuer the Issuing and Paying Agent shall authenticate and deliver, in exchange for such Note one or more Notes of like tenor and terms, in any Authorized Denomination requested by such Registered Holder, in an aggregate principal amount equal to the principal amount of such Note.

(c) Transfers. So long as the Legend (as defined in Section 13(e) hereof) has not been removed from a Note, the Issuing and Paying Agent shall not register the resale or other transfer of such Note unless such resale or other transfer is made in accordance with the Legend. In the case of a resale or other transfer of a Certificated Note, the Issuing and Paying Agent shall register the resale or other transfer of a Certificated Note to the Issuer or a Placement Agent or by, through or in a transaction approved by a Placement Agent upon the written approval of such resale or other transfer by the Issuer or Placement Agent, as the case may be. In the case of a resale or other transfer of a Certificated Note through the services of a broker, dealer or similar intermediary other than a Placement Agent, the Registered Holder and the prospective transferee of such Certificated Note shall be required to complete the reverse of such Certificated Note or the Bond Power attached as Exhibit A to the Private Placement Memorandum and deliver the Certificated Note (and any applicable Bond Power) to the Issuing and Paying Agent to advise of the basis for such resale or other transfer being exempt from registration under the Securities Act of 1933, as amended (the "Securities Act").

The Issuing and Paying Agent shall keep a record of all letters, notices or written communications received pursuant to this Section 13(c). The Issuer has the right to inspect all such documents, notices, letters or other written communications.

(d)   No Service Charges, etc. Registration of transfers and exchanges of Notes as aforesaid may be made from time to time, and each such registration shall be noted on the Note Register. No service charge shall be made for any registration of transfer or exchange of Notes, but the Issuing and Paying Agent or the Issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith {other than exchanges pursuant to this Agreement not involving any transfer).

(e)   Removal of Legends. The Notes shall contain a legend (the "Legend") to the effect that they have not been and will not be registered under the Securities Act, and that the resale or other transfer thereof is subject to certain restrictions in order to preserve the non-public nature of the offering of the Notes. If Notes are issued upon the transfer, exchange or replacement of Notes not bearing the Legend, the Notes so issued shall not bear the Legend. If Notes are issued upon the transfer, exchange or replacement of Notes bearing the Legend or if a request is made to remove the Legend on a Note, the Notes so issued shall bear the Legend or the Legend shall not be removed, as the case may be, unless there is delivered to the Issuer such satisfactory evidence as may be reasonably required by the Issuer that neither the Legend nor the resale and other transfer restrictions set forth therein are required to ensure that transfers thereof comply with the relevant provisions of the Securities Act or that such Notes are not "restricted securities" within the meaning of Rule 144 under the Securities Act. Upon provision of such satisfactory evidence to the Issuer, the Issuing and Paying Agent, upon receipt of instructions from an Authorized Representative of the Issuer, shall authenticate and deliver a Note of like tenor and terms that does not bear the Legend. The Issuer agrees to indemnify the Issuing and Paying Agent for, and to hold it harmless against, any loss, liability or expenses, including the fees and expenses of counsel, reasonably incurred, arising out of or in connection with actions taken or omitted by the Issuing and Paying Agent in accordance with the instructions from an Authorized Representative of the Issuer; provided, however, that the Issuer shall not be required to indemnify the Issuing and Paying Agent for any loss, liability or expense arising from the negligence or willful misconduct of the Issuing and Paying Agent.

(f) Persons Deemed Owners. The Issuer and the Issuing and Paying Agent (and any of their agents) may deem and treat the Registered Holder of any Note as the absolute owner of such Note for the purpose of receiving payment of the principal of, and premium, if any, and interest on, such Note and for all other purposes whatsoever, whether or not such Note be overdue, and neither the Issuer nor the Issuing and Paying Agent shall be affected by notice to the contrary.

SECTION 14. Mutilated, Destroyed, Lost or Stolen Notes. In case any Note shall become mutilated or destroyed, lost or stolen, the Issuer, in its discretion, shall execute, and upon receipt of instructions from an Authorized Representative of the Issuer, the Issuing and Paying Agent shall authenticate and deliver a new Note of like tenor and terms, having a number not contemporaneously outstanding, in exchange and substitution for the mutilated Note or in lieu of and substitution for the Note destroyed, lost or stolen; provided, however, that the applicant for a substituted Note shall furnish to the Issuer and Paying Agent such security or indemnity as may be required by them to save each of them harmless and, in every case of destruction, loss or theft, the applicant shall also furnish to the Issuer and the Issuing and Paying Agent evidence to their satisfaction of the destruction, loss or theft of such Note and of the ownership thereof. Upon the issuance of any substituted Note, the Issuer and the Issuing and Paying Agent may require the payment of a sum sufficient to cover any fees and expenses connected therewith. In case any Note which has matured or is about to mature shall become mutilated or be destroyed, lost or stolen, the Issuer may, instead of issuing a substitute Note, pay or authorize the payment of the same (without surrender thereof except in the case of a mutilated Note) upon compliance by the Registered Holder with the provisions of this Section 14, as hereinabove set forth.

SECTION 15. <u>Application of Funds: Return of Unclaimed Funds</u>. Until used or applied as herein provided, all funds received by the Issuing and Paying Agent hereunder shall be held for the purposes for which they were received but need not be segregated from other funds except to the extent required by law. Any funds deposited with the Issuing and Paying Agent and remaining unclaimed for two years after the date upon which the last payment of the principal of, and/or premium, if any, and/or interest on, any Note to which such deposit relates shall at the written request of the Issuer be repaid to the Issuer by the Issuing and Paying Agent, and the Registered Holder of any Note to which such deposit relates entitled to receive payment thereof shall thereafter look, as an unsecured general creditor, on to the Issuer for the payment thereof and all liability of the Issuing and Paying Agent with respect to such funds shall thereupon cease.

SECTION 16. <u>Events of Default</u>. Upon the occurrence of an Event of Default (as defined in the Notes), the Issuer shall promptly provide the Issuing and Paying Agent written notice as to, and instruct the Issuing and Paying Agent in writing to promptly provide all of the Registered Holders of Notes of the Issuer such written notice as to, such occurrence of such Event of Default. In addition the Issuer, shall, within five calendar days after the occurrence thereof, provide the Issuing and Paying Agent written notice as to, and instruct the Issuing and Paying Agent in writing to promptly provide all of the Registered Holders of Notes such written notice as to any event which after notice or lapse of time or both would become an Event of Default under the Notes (a "Default"). Upon receipt of any such written instruction in respect of the occurrence of any such Event of Default or Default, the Issuing and Paying Agent shal1 promptly mail to all Registered Holders of Notes, at the addresses of such Registered Holders as they appear in the Note Register, any such written notice of such Event of Default or Default unless the Issuer shal1 have notified the Issuing and Paying Agent in writing that such Event of Default or Default shall have been cured before the mailing of such written notice by the Issuing and Paying Agent.

SECTION 17. <u>Liability</u>. Neither the Issuing and Paying Agent nor its directors officers or employees shall be liable for any act or omission hereunder except in the case of its negligence or willful misconduct. The duties and obligations of the Issuing and Paying Agent, its officers and employees shall be determined by the express provisions of this Agreement and they shall not be liable except for the performance of such duties and obligations as are specifically set forth herein and no implied covenants shall be read into this Agreement against them. The Issuing and Paying Agent may consult with counsel and shall be fully protected in any action taken in good faith in accordance with the advice of counsel. Neither the Issuing and Paying Agent nor its officers or employees shall be required to ascertain whether the issuance or sale of the Notes (or any amendment or termination of this Agreement) has been duly authorized or is in compliance with any other agreement to which the Issuer is a party (whether or not the Issuing and Paying Agent is also a party to such other agreement).

SECTION 18. <u>Indemnification.</u> (a) The Issuer agrees to indemnify each of the Issuing and Paying Agent, its directors, officers, employees and agents for, and to hold each of them harmless against, any and all loss, liability, claim, damage or expense (including taxes other than taxes based upon the income of the Issuing and Paying Agent), incurred without negligence or willful misconduct arising out of or in connection with its or their performance under this Agreement, as well as the reasonable costs and expenses of defending against any claim or liability relating thereto. This indemnity shall survive payment of all of the Notes and, if applicable, the resignation or removal of the Issuing and Paying Agent.

(b)   Each indemnified party shall give prompt notice to the Issuer of any action commenced against it in respect of which indemnity may be sought hereunder. The Issuer shall have no liability for indemnity hereunder with respect to an action commenced against an indemnified party where such indemnified party failed to give notice to the Issuer of such action; provided, however, failure so to notify the Issuer shall not relieve the Issuer from any liability which it may otherwise have than on account of this indemnity agreement. The Issuer shall be entitled to assume the defense of any such action; provided however, that the indemnified party shall have the right prior to the employing of any counsel by the Issuer in connection with its assumption of such defense to consent to any such counsel, which consent shall not be unreasonably withheld; provided, further that if any indemnified party is advised in an opinion of counsel that there may be legal defenses available to such indemnified party which are adverse to or in conflict with those available to the Issuer, the Issuer shall not have the right to assume the defense of such action, but shall be responsible for the reasonable fees and expenses of counsel retained by the indemnified party. The Issuer may participate at its own expense in the defense of such action. In no event shall the Issuer be liable for the fees and expenses of more than one counsel (in addition to any local counsel) for all indemnified parties in connection with anyone action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. Notwithstanding anything herein to the contrary, the Issuer shall not be liable for any settlement of any action without its consent, which consent shall not be unreasonably withheld.

(c)   The Issuing and Paying Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Issuing and Paying Agent.

(d)   No provision of this Agreement shall require the Issuing and Paying Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(e)   The Issuing and Paying Agent may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Issuing and Paying Agent shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

SECTION 19. <u>Compensation of the Issuing and Paying Agent</u>. The Issuer agrees to pay the compensation of the Issuing and Paying Agent at such rates as shall be agreed upon from time to time and to reimburse the Issuing and Paying Agent for its reasonable out-of-pocket expenses (including legal tees and expenses), disbursements and advances incurred or made in accordance with any provisions of this Agreement. The obligations of the Issuer to the Issuing and Paying Agent pursuant to this Section 19 shall survive the resignation or removal of the Issuing and Paying Agent and the satisfaction or termination of this Agreement.

SECTION 20. <u>Notices</u>. (a) All communications by or on behalf of the Issuer relating to the issuance, transfer, exchange or payment of principal, premium, if any, or interest in respect of any Note shall be directed to the Issuing and Paying Agent at its address set forth in subsection (b)(ii) hereof and the Issuer will send all Notes to be completed, authenticated and delivered by the Issuing and Paying Agent to such address (or such other address as the Issuing and Paying Agent shall specify in writing to the Issuer).

(b)   Notices and other communications hereunder to the parties hereto shall be in writing, sent by facsimile transmission or by first class mail, postage prepaid, and shall be addressed as follows, or to such other addresses as the parties hereto shall specify from time to time:


(i)   if to the Issuer:

Potomac Capital Investment Corporation
1801 K Street, N.W.
Suite 900
Washington, D.C. 20006
Attention: Kevin M. McGowan, Treasurer
Telephone: (202) 857-5760

(ii) if to the Issuing and Paying Agent:

The Bank of New York
101 Barclay Street. Floor 21 West
New York, New York 10286
Attention: Ming Shiang
Telephone No.: (212) 815-2745


(c)   Notices and other communications hereunder or under the Notes to the Registered Holders thereof shall be in writing, sent by first class mail, postage prepaid, to the addresses of such Registered Holders as they appear in the Note Register or in such other addresses as such Registered Holders shall specify to the Issuing and Paying Agent from time to time.

SECTION 21. <u>Resignation or Removal of Issuing and Paying Agent</u>. The Issuing and Paying Agent may at any time resign as such Issuing and Paying Agent by giving written notice to the Issuer of such intention on its part, specifying the date on which its desired resignation shall become effective; <u>provided, however,</u> that such date shall not be less than three months after the giving of such notice by the Issuing and Paying Agent to the Issuer. The Issuing and Paying Agent may be removed at any time by the filing with it of an instrument in writing signed by a duly authorized officer of the Issuer and specifying such removal and the date upon which it is intended to become effective. Such resignation or removal shall take effect on the date of the appointment by the Issuer of a successor Issuing and Paying Agent and the acceptance of such appointment by such successor Issuing and Paying Agent. Any successor Issuing and Paying Agent into which the Issuing and Paying Agent may be merged or converted or with which it may be consolidated or to which it may sell or transfer its corporate trust business and assets as an entirety or substantially as an entirety or any successor Issuing and Paying Agent succeeding to the business of the Issuing and Paying Agent shall be the successor of the Issuing and Paying Agent hereunder; <u>provided, however, </u>that such successor Issuing and Paying Agent shall succeed to the rights and assume the obligations of the Issuing and Paying Agent under this Agreement, without the execution or filing of any paper or any further act on the part of the parties hereto, notwithstanding anything herein to the contrary. In the-event of resignation by the Issuing and Paying Agent, if a successor Issuing and Paying Agent has not been appointed by the Issuer within three months after the giving of notice by the Issuing and Paying Agent of its intention to resign, the Issuing and Paying Agent may, at the expense of the issuer, petition any court of competent jurisdiction for appointment of a successor Issuing and Paying Agent.

SECTION 22. <u>Cancellation of Notes</u>: All Notes surrendered for payment or registration of transfer or exchange shall, if surrendered to any person other than the Issuing and Paying Agent, be delivered to the Issuing and Paying Agent and shall be canceled by it. The Issuer may at any time deliver to the Issuing and Paying Agent for cancellation any Note previously authenticated and delivered hereunder which the Issuer may have redeemed or otherwise acquired, and all Notes so delivered shall be canceled by the Issuing and Paying Agent. No Notes shall be authenticated in lieu of or in exchange for any Notes canceled as provided in this Section 22, except as expressly permitted by this Agreement. All canceled Notes held by the Issuing and Paying Agent shall be returned to the

Issuer. Upon the written request of the Issuer, the Issuing and Paying Agent shall cancel and return to the Issuer all unissued Notes in its possession at the time of such request.

SECTION 23. <u>Benefit of Agreement</u>. This Agreement is solely for the benefit of the parties hereto, their successors and assigns and the Registered Holders of Notes, and no other person shall acquire or have any right under or by a virtue hereof.

SECTION 24. <u>Notes Held by the Issuing and Paying Agent</u>. The Issuing and Paying Agent, in its individual or other capacity, may become the owner or pledgee of the Notes with the same rights it would have if it were not acting as Issuing and Paying Agent hereunder.

SECTION 25. <u>Modification and Amendment</u>. (a) Notwithstanding any other provision of this Section 25, without the consent of any Registered Holders of Notes, the Issuer and the Issuing and Paying Agent may enter into one or more modifications of this Agreement or the Notes, in form satisfactory to the Issuing and Paying Agent, to (i) evidence the succession of another corporation to the Issuer and the assumption by any such successor of the obligations of the Issuer contained in this Agreement and in the Notes, as the case may be, (ii) change or eliminate any of the provisions of this Agreement, provided that any such change or elimination shall become effective only when there is no outstanding Note created prior to the execution of such amendment or modification which is entitled to the benefit of such provisions, (iii) establish other forms or terms of Notes as permitted in this Agreement, (iv) evidence and provide for the acceptance of appointment under this Agreement by a successor Issuing and Paying Agent, (v) cure any ambiguity, correct or supplement any provision in this Agreement or the Notes which may be inconsistent with any other provisions herein or therein, or make any other provisions with respect to matters or questions arising herein or therein; provided that such action shall not adversely affect the interests of any Registered Holder in any material respect, (vi) modify the restrictions on and procedures for resales and other transfers of the Notes to reflect any change in applicable law or regulation (or the interpretation thereof) or in practices relating to the resale or other transfer of restricted securities generally, or (vii) modify eliminate or add to the provisions of this Agreement to such extent as shall be necessary to qualify this Agreement (including any supplemental agreement hereto) under the Trust Indenture Act of 1939, as amended, or under such similar statute hereafter enacted.

(b)   With the consent of the Registered Holders of a majority in aggregate principal amount of the outstanding Notes affected thereby, the Issuer and the Issuing and Paying Agent may enter into one or more agreements supplemental hereto for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, this Agreement or of modifying in any manner the rights of the Registered Holders of Notes under this Agreement; <u>provided, however,</u> that no such supplemental agreement shall, without the: consent of the Registered Holder of each outstanding Note affected thereby: (i) change the stated maturity date of the principal (or any installment of principal) of any Note; (ii) change any Interest Payment Date on which interest on any Note is to be paid; (iii) reduce the principal amount of any Note; (iv) reduce the rate of interest on any Note; (v) change the manner of calculation of interest thereof; (vi) change any of the redemption or repayment provisions of any Note; (vii) change any place of payment where the principal of, or premium, if any, or interest on, any Note is payable; (viii) impair the right to institute suit for the enforcement of any required payment in respect of any Note on or after the stated maturity thereof; (ix) reduce the percentage of the aggregate principal amount of the outstanding Notes, the consent of whose Registered Holders is required for the modification and amendment of, or waiver under this Agreement or the Notes or certain defaults thereunder; or; (x) modify any of the provisions in this Agreement or the Notes relating to their modification, amendment or waiver other than (a) to increase the percentage necessary for such action or (b) to provide that other provisions of this Agreement or the Notes cannot be modified, amended or waived without the consent of the Registered Holder of each outstanding Note affected thereby.

SECTION 26. <u>GOVERNING LAW.</u> THIS AGREEMENT IS TO BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITII, THE LA WS OF THE STATE OF NEW YORK. INCLUDING SECTION 5-1401 OF THE GENERAL OBLIGATION LAW OF NEW YORK, BUT OTHERWISE WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES.

SECTION 27. <u>Counterparts.</u> This Agreement may be executed by the parties hereto in any number of counterparts, and by each of the parties hereto in separate counterparts. Each such counterpart, when so executed and delivered, shall be deemed to be an original and all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on their behalf by their officers thereunto duly authorized, all as of the day and year first above written.

POTOMAC CAPITAL INVESTMENT
CORPORATION

By: /s/ Kevin McGowan
    Name: Kevin McGowan
    Title: VP & Treasurer

THE BANK OF NEW YORK
  as Issuing and Paying Agent

By: Ming J. Shiang
    Name: Ming J. Shiang
    Title: Vice President

[FACE OF NOTE]

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY OTHER SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN VIOLATION OF THE SECURITIES ACT OR SUCH OTHER SECURITIES LAWS. THIS NOTE MAY BE TRANSFERRED ONLY IN PRINCIPAL AMOUNTS OF $250,000 AND INTEGRAL MULTIPLES OF $1,000 IN EXCESS THEREOF. THE HOLDER HEREOF, BY PURCHASING OR ACCEPTING THIS NOTE, AGREES FOR THE BENEFIT OF POTOMAC CAPITAL INVESTMENT CORPORATION (THE "COMPANY") THAT THIS NOTE MAY BE RESOLD OR OTHERWISE TRANSFERRED ONLY (1) TO THE COMPANY OR MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, SALOMON SMITH BARNEY INC. AND BANC OF AMERICA SECURITIES LLC (EACH, AN "AGENT", AND COLLECTIVELY, THE "AGENTS"), OR BY, THROUGH, OR IN A TRANSACTION APPROVED BY, AN AGENT, (2) SO LONG AS THIS NOTE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER, AS DEFINED IN RULE 144A (A "QIB"), THAT IS ACQUIRING THIS NOTE FOR ITS OWN ACCOUNT OR AS A FIDUCIARY OR AGENT FOR OTHERS (WHICH OTHERS MUST ALSO BE QIBS) AND TO WHOM NOTICE IS GIVEN THAT THE RESALE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (4) TO AN INSTITUTIONAL INVESTOR THAT QUALIFIES AS AN ACCREDITED INVESTOR, AS DEFINED IN RULE 501 (a) UNDER THE SECURITIES ACT (AN "INSTITUTIONAL ACCREDITED INVESTOR"), THAT IS ACQUIRING THIS NOTE FOR ITS OWN ACCOUNT OR AS A FIDUCIARY OR AGENT FOR OTHERS (WHICH OTHERS MUST ALSO BE INSTITUTIONAL ACCREDITED INVESTORS UNLESS SUCH TRANSFEREE IS A BANK ACTING IN ITS FIDUCIARY CAPACITY) FOR INVESTMENT PURPOSES AND NOT FOR DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, (5) TO AN INSTITUTIONAL ACCREDITED INVESTOR ACQUIRING THIS NOTE IN AN OFFSHORE TRANSACTION PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY REGULATION S UNDER THE SECURITIES ACT OR (6) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION; PROVIDED THAT THE AGREEMENT OF THE HOLDER HEREOF IS SUBJECT TO ANY REQUIREMENT OF LAW THAT THE DISPOSITION OF THE HOLDER'S PROPERTY SHALL AT ALL TIMES BE AND REMAIN WITHIN ITS CONTROL. WITH RESPECT TO ANY RESALE OR OTHER TRANSFER OF THIS NOTE (IF IN CERTIFICATED FORM) DESCRIBED IN CLAUSE (2), (4) OR (5) ABOVE, THE BANK OF NEW YORK, AS THE ISSUING AND PAYING AGENT FOR THE NOTES (THE "ISSUING AND PAYING AGENT"), WILL REQUIRE THE SUBMISSION TO IT OF THIS NOTE DULY COMPLETED OR A DULY COMPLETED BOND POWER IN THE FORM ATTACHED TO THE PRIVATE PLACEMENT MEMORANDUM RELATING TO THIS NOTE AS EXHIBIT A; PROVIDED THAT THE FOREGOING SUBMISSION SHALL NOT BE REQUIRED IF THIS LEGEND HAS BEEN REMOVED IN ACCORDANCE WITH THE PROCEDURES SET FORTH IN THE ISSUING AND PAYING AGENCY AGREEMENT BETWEEN THE COMPANY AND THE ISSUING AND PAYING AGENT, AS AMENDED OR MODIFIED (THE "ISSUING AND PAYING AGENCY AGREEMENT").

BY PURCHASING OR ACCEPTING THIS NOTE, THE HOLDER HEREOF REPRESENTS AND AGREES FOR THE BENEFIT OF THE COMPANY THAT (1) IT IS (A) A QIB ACQUIRING THIS NOTE FOR ITS OWN ACCOUNT OR AS A FIDUCIARY OR AGENT FOR OTHERS (WHICH OTHERS MUST ALSO BE QIBS) AND IT IS AWARE THAT THE RESALE OR OTHER TRANSFER TO IT IS BEING MADE IN RELIANCE ON RULE 144A OR (B) AN INSTITUTIONAL ACCREDITED INVESTOR ACQUIRING THIS NOTE (Y) FOR ITS OWN ACCOUNT OR AS A FIDUCIARY OR AGENT FOR OTHERS (WHICH OTHERS MUST ALSO BE INSTITUTIONAL ACCREDITED INVESTORS UNLESS SUCH HOLDER IS A BANK ACTING IN ITS FIDUCIARY CAPACITY) FOR INVESTMENT PURPOSES AND NOT FOR DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT OR (Z) IN AN OFFSHORE TRANSACTION PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY REGULATION S UNDER THE SECURITIES ACT AND, IN EACH CASE, THAT IT IS ABLE TO BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THIS NOTE AND HAS SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS AS TO BE CAPABLE OF EVALUATING THE MERITS AND RISKS OF ACQUIRING THIS NOTE AND (2) IT WILL NOTIFY ANY PURCHASER OF THIS NOTE FROM IT OF THE RESALE AND OTHER TRANSFER RESTRICTIONS REFERRED TO ABOVE AND THAT THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT, THAT SUCH PURCHASER SHALL BE DEEMED TO HAVE REPRESENTED AS TO THE MATTERS IN CLAUSE (1) OF THIS SENTENCE AND THAT SUCH PURCHASER SHALL BE DEEMED TO HAVE AGREED TO NOTIFY ITS SUBSEQUENT TRANSFEREES AS TO THE FOREGOING.

THIS NOTE AND RELATED DOCUMENTATION MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME BY THE COMPANY, WITHOUT THE CONSENT OF BUT UPON NOTICE TO THE AGENTS AND TO THE HOLDERS OF NOTES SENT TO THEIR REGISTERED ADDRESSES, TO MODIFY THE RESTRICTIONS ON AND PROCEDURES FOR RESALES AND OTHER TRANSFERS OF NOTES TO REFLECT ANY CHANGE IN APPLICABLE LAW OR REGULATION (OR THE INTERPRETATION THEREOF) OR IN PRACTICES RELATING TO RESALES OR OTHER TRANSFERS OF RESTRICTED SECURITIES GENERALLY. THE HOLDER OF THIS NOTE SHALL BE DEEMED, BY ITS ACCEPTANCE OR PURCHASE HEREOF, TO HAVE AGREED TO ANY SUCH AMENDMENT OR SUPPLEMENT (EACH OF WHICH SHALL BE CONCLUSIVE AND BINDING ON THE HOLDER HEREOF AND ALL FUTURE HOLDERS OF THIS NOTE AND ANY NOTES ISSUED IN EXCHANGE OR SUBSTITUTION HEREFOR, WHETHER OR NOT ANY NOTATION THEREOF IS MADE HEREON).

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (THE "DEPOSITARY") (55 WATER STREET, NEW YORK, NEW YORK) TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY AND ANY PAYMENT IS MADE TO CEDE & CO., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.[1]

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN CERTIFICATED FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A

WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.[2]

---

[1]This paragraph applies to Global Notes only.

[2]This paragraph applies to Global Notes only.

REGISTERED
No. FLR-_____

CUSIP No.:
_____

PRINCIPAL AMOUNT:
_____

POTOMAC CAPITAL INVESTMENT CORPORATION
MEDIUM-TERM NOTE, SERIES E
(Floating Rate)

INTEREST RATE BASIS
OR BASES

ORIGINAL ISSUE DATE:

STATED MATURITY DATE:

IF LIBOR:
[ ] LIBOR Reuters
Page
[ ] LIBOR Telerate
Page:
Designated LIBOR
Currency:

IF CMT RATE:
Designated CMT Telerate
Page: 7051
If Telerate Page 7052:
[ ] Weekly Average
[ ] Monthly Average

INDEX MATURITY:

INITIAL INTEREST RATE: %

INTEREST PAYMENT DATE(S):

SPREAD (PLUS OR MINUS:

SPREAD MULTIPLIER :
DATE:

INITIAL INTEREST RESET

MINIMUM INTEREST
RATE: %

MAXIMUM INTEREST RATE: %

INTEREST RESET DATE(S):

INITIAL REDEMPTION
DATE:

INITIAL REDEMPTION
PERCENTAGE: %

ANNUAL REDEMPTION
PERCENTAGE
REDUCTION: %

OPTIONAL REPAYMENT
DATE(S):

CALCULATION AGENT:

INTEREST CATEGORY:
[ ] Regular Floating Rate Note
Fixed Rate
Commencement   Date:
Fixed Interest
Rate: %
[ ] Inverse Floating Rate Note
Fixed Interest
Rate: %

DAY COUNT CONVENTION:
[ ] 30/360 for the period from
to   .
[ ] Actual/360 for the period from
to   .
[ ] Actual/Actual for the period
from   to   .

Applicable Interest Rate Basis:

AUTHORIZED
DENOMINATION:
[ ] $250,000 and integral
multiples of $1,000 in
excess thereof
[ ] Other:

EXCHANGE RATE AGENT: ADDENDUM ATTACHED
                                   [ ] Yes
                                   [ ] No

OTHER/ADDITIONAL
PROVISIONS:

POTOMAC CAPITAL INVESTMENT CORPORATION, a Delaware corporation (the "Company"), for value received, hereby promises to pay to   , or registered assigns, the Principal Amount of _____, on the Stated Maturity Date specified above (or any Redemption Date or Repayment Date, each as defined on the reverse hereof, or any earlier date of acceleration of maturity) (each such date being hereinafter referred to as the "Maturity Date" with respect to the principal repayable on such date) and to pay interest thereon (and on any overdue principal, premium and/or interest to the extent legally enforceable), at a rate per annum equal to the Initial Interest Rate specified above until the Initial Interest Reset Date specified above and thereafter at a rate determined in accordance with the provisions specified above and on the reverse hereof or in an Addendum hereto with respect to one or more Interest Rate Bases specified above until the principal hereof is paid or duly made available for payment. The Company will pay interest in arrears on each Interest Payment Date, if any, specified above (each, an "Interest Payment Date"), commencing with the first Interest Payment Date next succeeding the Original Issue Date specified above, and on the Maturity Date; provided, however, that if the Original Issue Date occurs between a Record Date (as defined below) and the next succeeding Interest Payment Date, interest payments will commence on the second Interest Payment Date next succeeding the Original Issue Date to the registered holder (the "Holder") of this Note on the Record Date with respect to such second Interest Payment Date.

Interest on this Note will accrue from, and including, the immediately preceding Interest Payment Date to which interest has been paid or duly provided for (or from, and including, the Original Issue Date if no interest has been paid or duly provided for) to, but excluding, the applicable Interest Payment Date or the Maturity Date, as the case may be (each, an "Interest Period"). The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, subject to certain exceptions described herein, be paid to the person in whose name this Note (or one or more predecessor Notes, as defined on the reverse hereof) is registered at the close of business on the fifteenth calendar day (whether or not a Business Day, as defined below) immediately preceding such Interest Payment Date (the "Record Date"); provided, however, that interest payable on the Maturity Date will be payable to the person to whom the principal hereof and premium, if any, hereon shall be payable. Any such interest not so punctually paid or duly provided for ("Defaulted Interest") on any Interest Payment Date other than the Maturity Date shall forthwith cease to be payable to the Holder on any Record Date and shall be paid to the person in whose name this Note is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Company, written notice whereof shall be given to the Holder of this Note by the Company not less than 30 calendar days prior to such Special Record Date or may be paid at any time in any other lawful manner.

Payment of principal, premium, if any, and interest in respect of this Note due on the Maturity Date will be made in immediately available funds upon presentation and surrender of this Note (and, with respect to any applicable repayment of this Note, upon delivery of a duly completed election form as contemplated on the reverse hereof) at the corporate trust office of the Issuing and Paying Agent maintained for that purpose in the Borough of Manhattan, The City of New York, currently located at 101 Barclay Street, Floor 7E, New York, New York 10286, or at such other paying agency in the Borough of Manhattan, The City of New York, as the Company may determine. Payment of interest due on any Interest Payment Date other than the Maturity Date will be made by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register maintained at the aforementioned office of the Issuing and Paying Agent; provided, however, that a Holder of U.S.$10,000,000 or more in aggregate principal amount of Notes (whether having identical or different terms and provisions) will be entitled to receive interest payments on such

Interest Payment Date by wire transfer of immediately available funds if appropriate wire transfer instructions have been received in writing by the Issuing and Paying Agent not less than 15 calendar days prior to such Interest Payment Date. Any such wire transfer instructions received by the Issuing and Paying Agent shall remain in effect until revoked by such Holder.

If any Interest Payment Date other than the Maturity Date would otherwise be a day that is not a Business Day, such Interest Payment Date shall be postponed to the next succeeding Business Day, except that if LIBOR is an applicable Interest Rate Basis and such Business Day falls in the next succeeding calendar month, such Interest Payment Date shall be the immediately preceding Business Day. If the Maturity Date falls on a day that is not a Business Day, the required payment of principal, premium, if any, and/or interest shall be made on the next succeeding Business Day with the same force and effect as if made on the date such payment was due, and no interest shall accrue with respect to such payment for the period from and after the Maturity Date to the date of such payment on the next succeeding Business Day.

As used herein, "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York; provided, however, that if LIBOR is an applicable Interest Rate Basis, such day is also a London Banking Day (as defined below). "London Banking Day" means a day on which commercial banks are open for business (including dealings in the LIBOR Currency (as defined on the reverse hereof)) in London. "Principal Financial Center" means the capital city of the country to which the LIBOR Currency, if applicable, relates, except, in each case, that with respect to United States dollars, Australian dollars, Canadian dollars, Deutsche marks, Dutch guilders, Italian lire Portuguese escudos, South African rand and Swiss francs, the "Principal Financial Center" shall be The City of New York, Sydney, Toronto, Frankfurt, Amsterdam, Milan, London, Johannesburg and Zurich, respectively.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof and, if so specified on the face hereof, in an Addendum hereto, which further provisions shall have the same force and effect as if set forth on the face hereof.

Notwithstanding the foregoing, if an Addendum is attached hereto or "Other/Additional Provisions" apply to this Note as specified above, this Note shall be subject to the terms set forth in such Addendum or such "Other/Additional Provisions".

Unless the Certificate of Authentication hereon has been executed by the Issuing and Paying Agent by manual signature, this Note shall not be entitled to any benefit under the Issuing and Paying Agency Agreement (as defined on the reverse hereof) or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, Potomac Capital Investment Corporation has caused this Note to be duly executed and delivered by one of its duly authorized officers.

POTOMAC CAPITAL INVESTMENT CORPORATION

By: _____

Title:

Dated:

ISSUING ANDPAYING AGENT'S
CERTIFICATE OF AUTHENTICATION

This is one of the Notes of the
Company referred to in the
within-mentioned Issuing and
Paying Agency Agreement.

THE BANK OF NEW YORK,
as Issuing and Paying Agent

By _____
Authorized Signatory

[REVERSE OF NOTE]

POTOMAC CAPITAL INVESTMENT CORPORATION
MEDIUM-TERM NOTE, SERIES E
(Floating Rate)

This Note is one of a duly authorized series of debt securities of the Company designated as "Medium-Term Notes, Series E, With Maturities from 9 Months and 1 Day from Date of Issue Through November 30, 2009" (the "Notes") issued and to be issued under an Issuing and Paying Agency Agreement, dated as of July 7, 2000, as amended or modified from time to time (the "Issuing and Paying Agency Agreement"), between the Company and The Bank of New York, as Issuing and Paying Agent (the "Issuing and Paying Agent", which term includes any successor Issuing and Paying Agent under the Issuing and Paying Agency Agreement). Reference is hereby made to the Issuing and Paying Agency Agreement for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Issuing and Paying Agent and the Holders of the Notes. In acting under the Issuing and Paying Agency Agreement, the Issuing and Paying Agent is acting solely as an agent of the Company and does not assume any obligation or relationship of agency or trust for any of the owners or Holders of Notes, except with respect to any funds held by the Issuing and Paying Agent for any payment in respect of this Note as provided below.

Subject to the restrictions set forth on the face hereof and L in the Issuing and Paying Agency Agreement, this Note is issuable only in registered form without coupons in minimum denominations of U.S.$250,000 and integral multiples of U.S. $l,000 in excess thereof or other Authorized Denomination specified on the face hereof.

This Note will not be subject to any sinking fund and, unless otherwise specified on the face hereof in accordance with the provisions of the following two paragraphs, will not be redeemable or repayable prior to the Stated Maturity Date.

This Note will be subject to redemption at the option of the Company on any date on or after the Initial Redemption Date, if any, specified on the face hereof, in whole or from time to time in part in increments of U.S. $l,000 or other Authorized Denomination (provided that any remaining principal amount hereof shall be at least U.S.$250,000 or the minimum Authorized Denomination) at the Redemption Price (as defined below), together with unpaid interest accrued thereon to the date fixed for redemption (the "Redemption Date"), on written notice given to the Holders of Notes (in accordance with the provisions of the Issuing and Paying Agency Agreement) not more than 60 nor less than 30 calendar days prior to the Redemption Date. The "Redemption Price" shall be the Initial Redemption Percentage specified on the face hereof (as adjusted by the Annual Redemption Percentage Reduction, if any, specified on the face hereof as set forth below) multiplied by the unpaid principal amount of this Note to be redeemed. The Initial Redemption Percentage shall decline at each anniversary of the Initial Redemption Date by the Annual Redemption Percentage Reduction, if any, until the Redemption Price is 100% of unpaid principal amount to be redeemed.

Whenever less than all of the Notes of like tenor and terms are to be redeemed, the Notes to be redeemed and the Holders thereof shall be selected by the Issuing and Paying Agent by such method as the Issuing and Paying Agent shall deem fair and reasonable. In the event of redemption of this Note in part only, a new Note of like tenor for the unredeemed portion hereof and otherwise having the same terms as this Note shall be issued by the Company in the name of the Holder hereof upon the presentation and surrender hereof.

This Note will be subject to repayment by the Company at the option of the Holder hereof on the Optional Repayment Date(s), if any, specified on the face hereof, in whole or in part in increments of U.S. $l,000 or other Authorized Denomination (provided that any remaining principal amount hereof shall be at least U.S.$250,000 or the minimum Authorized Denomination) at a repayment price equal to 100% of the unpaid principal amount to be repaid, together with unpaid interest accrued thereon to the date fixed for repayment (the "Repayment Date"). For this Note to be repaid, the Issuing and Paying Agent must receive at its corporate trust office located at 101 Barclay Street, Floor 21 West, New York, New York 10286. not more than 60 nor less than 30 calendar days prior to the Repayment Date, such Note and [the form thereon entitled "Option to Elect Repayment" duly completed][3] [instructions to such effect forwarded by the Holder hereof][4]. Exercise of such repayment option by the Holder hereof will be irrevocable. In the event of repayment of this Note in part only, a new Note of like tenor for the unrepaid portion hereof and otherwise having the same terms as this Note shall be issued by the Company in the name of the Holder hereof upon the presentation and surrender hereof.

The interest rate borne by this Note will be determined as follows:

_____
[3] This text applies to Certificated Notes only.
[4] This text applies to Global Notes only.

(i) Unless the Interest Category of this Note is specified on the face hereof as a "Floating Rate/Fixed Rate Note" or an "Inverse Floating Rate Note", or the face hereof specifies that either Other/Additional Provisions or an Addendum hereto applies, in each case, relating to a different interest rate formula, this Note shall be designated as a "Regular Floating Rate Note and, except as set forth below or specified on the face hereof or in an Addendum hereto, shall bear interest at the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the Spread, if any, and/or (b) multiplied by the Spread Multiplier, if any, in each case as specified on the face hereof. Commencing on the Initial Interest Reset Date, the rate at which interest on this Note shall be payable shall be reset as of each Interest Reset Date specified on the face hereof; provided, however, that the interest rate in effect for the period, if any, from the Original Issue Date to the Initial Interest Reset Date shall be the Initial Interest Rate.

(ii) If the Interest Category of this Note is specified on the face hereof as a "Floating Rate/Fixed Rate Note", then, except as set forth below or specified on the face hereof or in an Addendum hereto, this Note shall bear interest at the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the Spread, if any, and/or (b) multiplied by the Spread Multiplier, if any. Commencing on the Initial Interest Reset Date, the rate at which interest on this Note shall be payable shall be reset as of each Interest Reset Date provided, however, that (y) the interest rate in effect for the period, if any, from the Original Issue Date to the Initial Interest Reset Date shall be the Initial Interest Rate and (z) the interest rate in effect (the "Fixed Interest Rate:) for the period commencing on the Fixed Rate Commencement Date specified on the face hereof to the Maturity Date shall be the Fixed Interest Rate specified on the face hereof or, if no such Fixed Interest Rate is specified, the interest rate in effect hereon on the day immediately preceding the Fixed Rate Commencement Date.

(iii) If the Interest Category of this Note is specified on the face hereof as an "Inverse Floating Rate Note", then, except as set forth below or specified on the face hereof or in an Addendum hereto, this Note shall bear interest at the Fixed Interest Rate minus the rate determined by reference to the applicable Interest Rate Basis or Bases (a) plus or minus the Spread, if any, and/or (b) multiplied by the Spread Multiplier, if any; provided, however, that, unless otherwise specified on the face hereof or in an Addendum hereto, the interest rate hereon shall not be less than zero. Commencing on the Initial Interest Reset Date, the rate at which interest on this Note shall be payable shall be reset as of each Interest Reset Date; provided, however, that the interest rate in effect for the period, if any, from the Original Issue Date to the Initial Interest Reset Date shall be the Initial Interest Rate.

Except as set forth above or specified on the face hereof or in an Addendum hereto, the interest rate in effect on each day shall be (i) if such day is an Interest Reset Date, the interest rate determined as of the Interest Determination Date (as defined below) immediately preceding such Interest Reset Date or (ii) if such day is not an Interest Reset Date, the interest rate determined as of the Interest Determination Date immediately preceding the most recent Interest Reset Date. If any Interest Reset Date would otherwise be a day that is not a Business Day, such Interest Reset Date shall be postponed to the next succeeding Business Day, except that if LIBOR is an applicable Interest Rate Basis and such Business Day falls in the next succeeding calendar month, such Interest Reset Date shall be the immediately preceding Business Day. In addition, if the Treasury Rate is an applicable Interest Rate Basis and if such Interest Reset Date would otherwise be a day on which Treasury Bills (as defined below) are auctioned, then such Interest Reset Date will be the first Business Day immediately following such auction day.

The interest rate applicable to each Interest Reset Period commencing on the related Interest Reset Date will be determined by the Calculation Agent as of the applicable Interest Determination Date and will be calculated by the Calculation Agent on or prior to the Calculation Date (as defined below), except with respect to the LIBOR, which will be calculated on such Interest Determination Date. The "Interest Determination Date" with respect to the CMT Rate and the Commercial Paper Rate will be the second Business Day immediately preceding the applicable Interest Reset Date; and the "Interest Determination Date" with respect to the Federal Funds Rate and the Prime Rate will be Business Day immediately preceding the applicable Interest Reset Date; and the "Interest Determination Date" with respect to LIBOR shall be the second London Banking Day immediately preceding the applicable Interest Reset Date. The "Interest Determination Date" with respect to the Treasury Rate shall be the day in the week in which the applicable Interest Reset Date falls on which day Treasury Bills are normally auctioned (Treasury Bills are normally sold at an auction held on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, except that such auction may be held on the preceding Friday); provided, however, that if an auction is held on the Friday of the week preceding the applicable Interest Reset Date, the "Interest Determination Date" shall be such preceding Friday. If the interest rate of this Note is determined with reference to two or more Interest Rate Bases specified on the face hereof, the "Interest Determination Date" pertaining to this Note shall be the most recent Business Day which is at least two Business Days prior to the applicable Interest Reset Date on which each Interest Rate Basis is determinable. Each Interest Rate Basis shall be determined as of such date, and the applicable interest rate shall take effect on the related Interest Reset Date.

Unless otherwise specified on the face hereof or in an Addendum hereto, the rate with respect to each Interest Rate Basis will be determined in accordance with the applicable provisions below.

CMT Rate. If an Interest Rate Basis for this Note is specified on the face hereof as the CMT rate, the CMT Rate shall be determined by the Calculation Agent as of the applicable Interest Determination Date (a "CMT Rate Interest Determination Date") in accordance with the following provisions:

(i)   if "CMT Telerate Page 7051" is specified on the face hereof, the CMT Rate on the CMT Rate Interest Determination Date shall be a percentage equal to the yield for United States Treasury securities at "constant maturity" having the Index Maturity specified on the face hereof as set forth in H.15(519) under the caption "Treasury Constant Maturities", as such yield is displayed on Bridge Telerate, Inc. (or any successor service) on page 7051 (or any other page as may replace such page on such service) ("Telerate Page 7051") for such CMT Rate Interest Determination Date. If such rate does not appear on Telerate Page 7051, the CMT rate on such CMT Rate Interest Determination Date shall be a percentage equal to the yield for United States Treasury securities at "constant maturity" having the Index Maturity and for such CMT Rate Interest Determination Date as set forth in H.15(519) under the caption "Treasury Constant Maturities". If such rate does not appear in H.15(519), the CMT Rate on such CMT Rate Interest Determination Date shall be the rate for the period of the Index Maturity as may then be published by either the Federal Reserve System Board of Governors or the United States Department of the Treasury that the Calculation Agent determines to be comparable to the rate which would otherwise have been published in H.15(519) . If the Federal Reserve System board of Governors or the United States Department of the Treasury does not publish a yield on United States Treasury securities at "constant Maturity" having the Index Maturity for such CMT Rate Interest Determination Date, the CMT Rate on such CMT Rate Interest Determination Date shall be calculated by the Calculation Agent and shall be a yield-to-maturity based on the arithmetic mean of the secondary market bid prices at approximately 3:30 p.m., New York City time, on such CMT Rate Interest Determination Date of three leading primary United States government securities dealers in The City of New York (each, a "Reference Dealer") selected by the Calculation Agent (from five such Reference Dealers and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)) for United States Treasury securities with an original maturity equal to the Index Maturity, a remaining term to maturity no more than 1 year shorter than the Index Maturity and in a principal amount that is representative for a single transaction is such securities in such market at such time. If fewer than five but more than two such prices are provided as requested, the CMT Rate on such CMT Rate Interest Determination Date shall be based on the arithmetic mean of the bid prices obtained and neither the highest nor lowest of such quotations shall be eliminated. If fewer than three prices are provided as requested, the CMT Rate on such CMT Rate Interest Determination Date shall be calculated by the Calculation Agent and shall be a yield-to-maturity based on the arithmetic mean of the secondary market bid prices as of approximately 3:30 p.m., New York City time, on such CMT Rate Interest Determination Date of three Reference Dealers selected by the Calculation Agent (from five such Reference Dealers and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)) for United States Treasury securities with an original maturity greater than the Index Maturity, a remaining term to maturity closest to the Index Maturity and in a principal amount that is representative for a single transaction in such securities in such market at such time. If fewer than five but more than two such prices are provided as requested, the CMT Rate on such CMT Rate Interest Determination Date shall be based on the arithmetic mean of the bid prices obtained and neither the highest or the lowest of such quotations shall be eliminated; provided, however, that if fewer than three such prices are provided as requested, the CMT Rate determined as of such CMT Rate Interest Determination Date. If two such United State Treasury securitie s with an original maturity greater than the Index Maturity have remaining terms to maturity equally close to the Index Maturity, the quotes for the Treasury security with the shorter original term to maturity will be used.

(ii)   If "CMT Telerate Page 7052" is specified on the face hereof, the CMT Rate on the CMT Rate Interest Determination Date shall be a percentage equal to the one-week or one-month, as specified on the face hereof, average yield for United States Treasury securities at "constant maturity" having the Index Maturity specified on the face hereof as set forth in H.15(519) opposite the caption "Treasury Constant Maturities", as such yield is displayed on Bridge Telerate, Inc. (or any successor service) on page 7052 (or any other page as may replace such page on such service) ("Telerate Page 7052") for the week or month, as applicable, ended immediately preceding the week or month, as applicable, in which such CMT Rate Interest Determination Date falls. If such rate does not appear on the Telerate Page 7052, the CMT Rate on such CMT Rate Interest Determination Date shall be a percentage equal to the one-week ofr one-month, as specified on the face hereof, average yield for United State Treasury securities at "constant maturity" having the Index Maturity and for the week or month, as applicable, preceding such CMT Rate Interest Determinate Date as set forth in H.15(519) opposite the caption "Treasury Constant Maturities". If such rate does not appear in H.15(519), the CMT Rate on such CMT Rate Interest Determination Date shall be the one-week or one-month, as specified on the face hereof, average yield for United States Treasury securities at "constant maturity" having the Index Maturity as otherwise announced by the Federal Reserve Bank of New York for the week or month, as applicable, ended immediately preceding the week or month, as applicable, in which such CMT Rate Interest Determination Date falls, If the Federal Reserve Bank of New York does not publish a one-week or one-month, as specified on the face hereof, average yield on United States Treasury securities at "constant Maturity" having the Index Maturity for the applicable week or month, the CMT Rate on such CMT Rate Interest based on the arithmetic mean of the secondary market bid prices at approximately 3:30 p.m., New York City time, on such CMT Rate Interest Determination Date of three Reference Dealers selected by the Calculation Agent (from five such Reference Dealers and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)) for United States Treasury securities with an original maturity longer than the Index Maturity, a remaining term to maturity closest to the Index Maturity and in a principal amount that is representative for a single transaction in such securities in such market at such time. If fewer than five but more than two such prices are provided as requested, the CMT Rate on such CMT Rate Interest Determination Date shall be based on the arithmetic mean of the bid prices obtained and neither the highest nor lowest of such quotations shall be eliminated; provided, however, that if fewer than three such prices are provided as requested, the CMT Rate determined as of such CMT Rate Interest Determination Date shall be the CMT Rate in effect on such CMT Rate Interest Determination Date. If two United States Treasury securities with an original maturity greater than the Index Maturity have remaining terms to maturity equally close to the Index Maturity, the quotes for the Treasury security with the shorter original term to maturity will be used.

Commercial Paper Rate. If an Interest Rate Basis for this Note is specified on the face hereof as the Commercial Paper Rate, the Commercial Paper Rate shall be determined as of the applicable Interest Determination Date (a "Commercial Paper Rate Interest Determination Date") as the Money Market Yield (as defined below) on such date of the rate for commercial paper having the Index Maturity as published in H.15(519) under the caption "Commercial Paper-Nonfinancial". In the event that such rate is not published by 3:00 P.M., New York City time, on the related Calculation Date, then the Commercial Paper Rate on such Commercial Paper Rate Interest Determination Date will be the Money Market Yield of the rate for commercial paper having the Index Maturity as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption "Commercial Paper-Nonfinancial." If such rate is not yet published in either H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on such Calculation Date, then the Commercial Paper Rate on such Commercial Paper Rate Interest Determination Date will be calculated by the Calculation Agent and shall be the Money Market Yield of the arithmetic mean of the offered rates at approximately 11:00 A.M., New York City time, on such Commercial Paper Rate Interest Determination Date of three leading dealers of commercial paper in The City of New York selected by the Calculation Agent for commercial paper having the Index Maturity placed for industrial issuers whose bond rating is "AA", or the equivalent, from a nationally recognized statistical rating organization; provided, however, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Commercial Paper Rate determined as of such Commercial Paper Rate Interest Determination Date will be the Commercial Paper Rate in effect on such Commercial Paper Rate Interest Determination Date.

"Money Market Yield" means a yield (expressed as a percentage) calculated in accordance with the following formula:

$$\text{Money Market Yield} = \frac{D \times 360}{360 \ - \ (D \times M)} \times 100$$

where "D" refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal, and "M" refers to the actual number of days in the applicable Interest Reset Period.

Federal Funds Rate. If an Interest Rate Basis for this Note is specified on the face hereof as the Federal Funds Rate, the Federal Funds Rate shall be determined as of the applicable Interest Determination Date (a "Federal Funds Rate Interest Determination Date") as the rate on such date for United States dollar federal funds as published in H.15(519) under the heading "Federal Funds (Effective)" as such rate is displayed on Bridge Telerate, Inc. (or any successor service) on page 120 (or any other page as may replace such page on such service)("Telerate Page 120"), or, if such rate does not appear on Telerate Page 120 or is not so published by 3:00 P.M., New York City time, on the Calculation Date, the rate on such Federal Funds Rate Interest Determination Date for United States dollar federal funds as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption "Federal Funds (Effective)." If such rate does not appear on Telerate Page 120 or is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the Federal Funds Rate on such Federal Funds Interest Determination Date shall be calculated by the Calculation Agent and will be the arithmetic mean of the rates for the last transaction in overnight United States dollar federal funds arranged by three leading brokers of United States dollar federal funds transactions in The City of New York selected by the Calculation Agent, prior to 9:00 A.M., New York City time, on such Federal Funds Rate interest Determination Date; provided, however, that if the brokers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Federal Funds Rate determined as of such Federal Funds Rate Interest Determination

Date will be the Federal Funds Rate in effect on such Federal Funds Rate Interest Determination Date.

LIBOR. If an Interest Rate Basis for this Note is specified on the face hereof as LIBOR, LIBOR shall be determined by the Calculation Agent as of the applicable Interest Determination Date (a "LIBOR Interest Determination Date") in accordance with the following provisions:

(i) if (a) "LIBOR Reuters" is specified on the face hereof, the arithmetic mean of the offered rates (unless the Designated LIBOR Page by its terms provides only for a single rate, in which case such single rate will be used) for deposits in the Designated LIBOR Currency having the Index Maturity, commencing on the applicable Interest Reset Date, that appear (or, if only a single rate is required as aforesaid, appears) on the Designated LIBOR Page as of 11:00 A.M., London time, on such LIBOR Interest Determination Date, or (b) "LIBOR Telerate" is specified on the face hereof, or if neither "LIBOR Reuters" nor "LIBOR Telerate" is specified on the face hereof as the method for calculating LIBOR, the rate for deposits in the Designated LIBOR Currency having the Index Maturity, commencing on such Interest Reset Date, that appears on the Designated LIBOR Page as of 11:00 A.M., London time, on such LIBOR Interest Determination Date. If fewer than two such offered rates so appear, or if no such rate so appears, as applicable, LIBOR on such LIBOR Interest Determination Date shall be determined in accordance with the provisions described in clause (ii) below.

(ii) With respect to a LIBOR Interest Determination Date on which fewer than two offered rates appear, or no rate appears, as the case may be, on the Designated LIBOR Page as specified in clause (i) above, the Calculation Agent shall request the principal London offices of each of four major reference banks in the London interbank market, as selected by the Calculation Agent, to provide the Calculation Agent with its offered quotation for deposits in the Designated LIBOR Currency for the period of the Index Maturity, commencing on the applicable Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on such LIBOR Interest Determination Date and in a principal amount that is representative for a single transaction in the Designated LIBOR Currency in such market at such time. If at least two such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, then LIBOR on such LIBOR Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 A.M., in the applicable Principal Financial Center, on such LIBOR Interest Determination Date by three major banks in such Principal Financial Center selected by the Calculation Agent for loans in the Designated LIBOR Currency to leading European banks, having the Index Maturity and in a principal amount that is representative for a single transaction in the Designated LIBOR Currency in such market at such time; provided, however, that if the banks so selected by the Calculation Agent are not quoting as mentioned in this sentence, LIBOR determined as of such LIBOR Interest Determination Date shall be LIBOR in effect on such LIBOR Interest Determination Date.

"LIBOR Currency" means the currency or composite currency specified on the face hereof as to which LIBOR shall be calculated or, if no such currency or composite currency is specified on the face hereof, United States dollars.

"Designated LIBOR Page" means (a) if "LIBOR Reuters" is specified on the face hereof, the display on the Reuter Monitor Money Rates Service (or any successor service) on the page specified on the face hereof (or any other page as may replace such page on such

service) for the purpose of displaying the London interbank rates of major banks for the LIBOR Currency, or (b) if "LIBOR Telerate" is specified on the face hereof or neither "LIBOR Reuters" nor "LIBOR Telerate" is specified on the face hereof as the method for calculating LIBOR, the display on the Bridge Telerate, Inc. (or any successor service) on the page specified on the face hereof (or any other page as may replace such page on such service) for the purpose of displaying the London interbank rates of major banks for the LIBOR Currency.

Prime Rate. If an Interest Rate Basis for this Note is specified on the face hereto as the Prime Rate, the Prime Rate shall be determined as of the applicable Interest Determination Date (a "Prime Rate Interest Determination Date") as the rate on such date as such rate is published in H.15(519) under the heading "Bank Prime Loan" of if not published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on such Prime Rate Interest Determination Date as published in H.15 Daily Update, the rate on such Prime Rate interest Determination Date as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption "Bank Prime Loan." If such rate is not yet published in H.15(519), H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption "Bank Prime Loan." If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, the Prime Rate shall be the arithmetic mean of the rates of interest publicly announced by at least four banks that appear on the Reuters Screen US PRIME 1 Page (as defined below) as such bank's prime rate or base lending rate as of 11:00 A.M., New York City time, on such Prime Rate Interest Determination Date. If fewer than four such rates so appear on the Reuters Screen US PRIME 1 Page for such Prime Rate Interest Determination Date, then the Prime Rate shall be the arithmetic mean of the prime rates or base lending rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on such Prime Rate Interest Determination Date by three major banks in The City of New York, selected by the Calculation Agent; provided, however, that if the banks or trust companies so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Prime Rate determined as of such Prime Rate Interest Determination Date will be the Prime Rate in effect on such Prime Rate Interest Determination Date.

"Reuters Screen US PRIME l Page" means the display on the Reuter Monitor Money Rates Service (or any successor service) on the "US PRIME 1" Page (or such other page as may replace the US PRIME 1 page on such service) for the purpose of displaying prime rates or base lending rates of major United States banks.

Treasury Rate. If an Interest Rate Basis for this Note is specified on the face hereof as the Treasury Rate, the Treasury Rate shall be determined as of the applicable Interest Determination Date (a "Treasury Rate Interest Determination Date") as the rate from the auction held on such Treasury Rate Interest Determination Date (the "Auction") of direct obligations of the United States ("Treasury Bills") having the Index Maturity specified on the face hereof under the caption "INVESTMENT RATE" on the display on Bridge Telerate, Inc. (or any successor service) on page 56 (or any other page as may replace such page on such service) ("Telerate Page 56") or page 57 (or any other page as may replace such page on such service) ("Telerate Page 57") or, if not so published by 3:00 P.M., New York City time, on the related Calculation Date, the Bond Equivalent Yield (as defined below) of the rate for such Treasury Bills as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption "U.S. Government Securities/Treasury Bills/Auction High." If such rate is not so published in H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the

related Calculation Date, the Treasury Rate on such Treasury Rate Interest Determination Date shall be Bond Equivalent Yield of the auction event that such auction rate is not so announced by the united States Department of Treasury. In the event that such auction is not so announced by the United States Department of Treasury on such Calculation Date, or if no such Auction is held, then the Treasury Rate on such Treasury Rate Interest Determination Date of Treasury Bills having the Index Maturity as published in H.15(519) under the caption "U.S. Government Securities/Treasury Bills/Secondary Market" or, if not yet published by 3:00 P.M., New York City time, on the related Calculation Date, the rate on such Treasury Rate Interest Determination Date of such Treasury Bills as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the caption "U.S. Government Securities/Treasury Bills/Secondary Market." If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the related Calculation Date, then the Treasury Rate on such Treasury Rate Interest Determination Date shall be calculated by the Calculation Agent and shall be the Bond Equivalent Yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 P.M., New York City time, on such Treasury Rate Interest Determination Date, of three primary United States government securities dealers selected by the Calculation Agent, for the issue of Treasury bills with a remaining maturity closest to the Index Maturity; provided, however, that if the dealers so selected by the Calculation Agent are not quoting as mentioned in this sentence, the Treasury Rate determined as of such Treasury Rate Interest Determination Date will be the Treasury Rate in effect on such Treasury Rate Interest Determination Date.

"Bond Equivalent Yield" means the yield (expressed as a percentage) calculated in accordance with the following formula:

$$\text{Bond Equivalent Yield} = \frac{D \times N}{360 - (D \times M)} \times 100$$

where "D" refers to the applicable per annum rate for Treasury Bills quoted on a bank discount basis and expressed as a decimal, N refers to 365 or 366, as the case may be, and "M" refers to the actual number of days in the applicable Interest Reset Period.

Notwithstanding the foregoing, the interest rate hereon shall not be greater than the Maximum Interest Rate, if any, or less than the Minimum Interest Rate, if any, in each case as specified on the face hereof. The interest rate on this Note will in no event be higher than the maximum rate permitted by New York law, as the same may be modified by United States law of general application.

The Calculation Agent shall calculate the interest rate hereon on or before each Calculation Date. The "Calculation Date", if applicable, pertaining to any Interest Determination Date shall be the earlier of (i) the tenth calendar day after such Interest Determination Date or, if such day is not a Business Day, the next succeeding Business Day or (ii) the Business Day immediately preceding the applicable Interest Payment Date or the Maturity Date, as the case may be. At the request of the Holder hereof, the Calculation Agent will provide to the Holder hereof the interest rate hereon then in effect and, if determined, the interest rate that will become effective as a result of a determination made for the next succeeding Interest Reset Date.

Accrued interest hereon shall be an amount calculated by multiplying the principal amount hereof by an accrued interest factor. Such accrued interest factor shall be computed by adding the interest factor calculated for each day in the applicable Interest Period. Unless otherwise specified as the Day Count Convention on the face hereof, the interest factor for each such date shall be computed by dividing the interest rate applicable to such day by 360 if the Commercial Paper Rate, the Federal Funds Rate, LIBOR or the Prime Rate is an applicable Interest Rate Basis or by the actual number of days in the year if the CMT Rate or the Treasury Rate is an applicable Interest Rate Basis. Unless otherwise specified as the Day Count Convention on the face hereof, the interest factor for this Note, if the interest rate is calculated with reference to two or more Interest Rate Bases, shall be calculated in each period in the same manner as if only the Applicable Interest Rate Basis specified on the face hereof applied.

All percentages resulting from any calculation on this Note shall be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards, and all amounts used in or resulting from such calculation on this Note shall be rounded to the nearest cent (with one-half cent being rounded upwards).

The Company will not create, assume or incur or suffer to be created, assumed or incurred or to exist any mortgage, lien, charge, security interest or encumbrance of any kind upon, or pledge of, or subject to the prior payment of any indebtedness, any of its property or assets, whether now owned or hereafter acquired, or acquire or agree to acquire any property or assets subject to any conditional sale agreement or other title retention agreement (the foregoing mortgages, liens, charges, pledges, security interests, encumbrances and priority payments, and the rights of others under conditional sales agreements and other title retention agreements, being herein sometimes collectively called "liens"); provided, however, that the foregoing restrictions will not apply to:

     (i)   liens securing taxes, assessments or governmental charges or levies or the claims or demands of materialmen, mechanics, carriers, warehousemen, landlords and other like persons;

     (ii)   liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance, social security and other like laws;

     (iii)   purchase money mortgages or other purchase money liens or conditional sale, lease-purchase or other title retention agreements upon or in respect of property acquired or leased for use in the ordinary course of its business by the Company; or

     (iv)   liens on any assets of the Company or any of its subsidiaries which may constitute "Margin Stock" (as defined in Regulation G of the Board of Governors of the Federal Reserve System); or

     (v)   other mortgages or liens in respect of property owned, acquired or leased by the Company not permitted by clauses (i) through (iv), provided that the property so encumbered pursuant to this clause (v) shall not have a market value in excess of 50% of the amount by which the Company's total assets (on a consolidated basis with its subsidiaries) exceeds the encumbrances made as provided in clause (iii) above.

The Company (including its consolidated subsidiaries) will maintain a minimum tangible net worth (calculated in accordance with generally accepted accounting principles in effect on July 7, 2000) of at least $100,000,000.

The following will be "Events of Default" with respect to the Notes:

(i)   default in the payment of any interest on its Note or in the payment of interest on or principal of any other Note issued pursuant to the Issuing and Paying Agency Agreement when due, which default continues and remains unremedied for at least thirty calendar days; or

(ii)   a decree or order by a court having jurisdiction shall have been entered adjudging the Company or Potomac Electric Power Company ("PEPCO") or Pepco Holdings, Inc. ("PHI"), a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization of the Company or PEPCO or PHI under the Bankruptcy Code or any other similar applicable Federal or State law, and such decree or order shall have continued undischarged and unstayed for a period of sixty days; or a decree or order of a court having jurisdiction for the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of either the Company, PEPCO or PHI or of its property, or for the winding up or liquidation of its affairs, shall have been entered, and such decree or order shall have continued undischarged and unstayed for a period of sixty days; or

(iii)   the Company, PEPCO or PHI shall institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganization under the Bankruptcy Code or any other similar applicable Federal or State law, or shall consent to the filing of any such petition, or shall consent to the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of it or its property, or shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due; or

(iv)   the Company shall fail to perform or observe any other term, covenant or agreement contained in the Note to be performed or observed by it, and any such failure shall continue and remain unremedied for at least thirty calendar days; or

(v)   the Company shall default in the payment when due (subject to any applicable grace period), whether at stated maturity or otherwise, of any principal of or interest on (howsoever designated) any indebtedness for borrowed money of, or guaranteed by, the Company in the aggregate principal amount of $1,000,000, whether such indebtedness now exists or shall hereafter be created; provided, however, that for the purposes of this subsection (v), the Company shall not be deemed in default if it shall be contesting in good faith its liability for the payment of the installment of interest or of the principal or premium in question, and shall have been advised in a written opinion by its counsel (a copy of which opinion will be provided upon request to the registered holder) that it has a meritorious defense to any claim of liability;

provided, however, that any default pursuant to clause (iv) or (v) of this paragraph may be waived prior to any declaration of acceleration with respect to such default by the written consent of the holders of at least a majority in aggregate principal amount of Notes at the time outstanding.

Modification and amendment of the Issuing and Paying Agency Agreement and the Notes may be effected by the Company and the Issuing and Paying Agent with the consent of the Holders of a majority in aggregate principal amount of the outstanding Notes affected thereby for the purpose of adding any provisions to, or changing in any manner or eliminating any provisions of, the Issuing and Paying Agency Agreement or of modifying the rights of the Holders of the Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Note affected thereby, (i) change the stated maturity date of the principal (or any installment of principal) of any Note, (ii) change any interest payment date on which interest on any Note is to be paid, (iii) reduce the principal amount of any Note, (iv) reduce the rate of interest on any Note (v) change the manner of calculation of interest thereof, (vi) change any of the redemption or repayment provisions of any Note, (vii) change any place of payment where the principal of, or premium, if any, or interest on, any Note is payable, (viii) impair the right to institute suit for the enforcement of any required payment in respect of any Note on or after the stated maturity thereof, (ix) reduce the percentage of the aggregate principal amount of the outstanding Notes, the consent of whose Holders is required for the modification and amendment of, or waiver under, the Issuing and Paying Agency Agreement or the Notes or certain defaults thereunder, or (x) modify any of the provisions in the Issuing and Paying Agency Agreement or the Notes relating to their modification, amendment or waiver other than (a) to increase the percentage necessary for such action or (b) to provide that other provisions of the Issuing and Paying Agency Agreement or the Notes cannot be modified, amended or waived without the consent of the Holder of each outstanding Note affected thereby.

Modification and amendment of the Issuing and Paying Agency Agreement and the Notes may be effected by the Company and the Issuing and Paying Agent without the consent of any Holders of Notes in order to (i) evidence the succession of another corporation to the Company and the assumption by any such successor of the obligations of the Company contained in the Issuing and Paying Agency Agreement and in the Notes, as the case may be, (ii) change or eliminate any of the provisions of the Issuing and Paying Agency Agreement, provided that any such change or elimination shall become effective only when there is no outstanding Note created prior to the execution of such amendment or modification which is entitled to the benefit of such provisions, (iii) establish other forms or terms of Notes as permitted in the Issuing and Paying Agency Agreement (iv) evidence and provide for the acceptance of appointment under the Issuing and Paying Agency Agreement by a successor Issuing and Paying Agent, (v) cure any ambiguity, correct or supplement any provision in the Issuing and Paying Agency Agreement or the Notes which may be inconsistent with any other provision therein, or make any other provisions with respect to matters or questions arising therein, provided that such action shall not adversely affect the interests of the Holders of the Notes in any material respect, (vi) modify the restrictions on and procedures for resales and other transfers of the Notes to reflect any change in applicable law or regulation (or the interpretation thereof) or in practices relating to the resale or other transfer of restricted securities generally, or (vii) modify, eliminate or add to the provisions of the Issuing and Paying Agency Agreement to such extent as shall be necessary to qualify the Issuing and Paying Agency Agreement (including any agreement supplemental thereto) under the Trust Indenture Act of 1939, as amended, or under any similar statute hereafter enacted.

The Company agrees to indemnify the Holder of any Note against any loss incurred by such Holder as a result of any judgment or order being given or made against the Company for any amount due hereunder. The foregoing indemnity constitutes a separate and independent obligation of the Company and continues in full force and effect notwithstanding any such judgment or order as aforesaid.

In case this Note shall at any time become mutilated, destroyed, lost or stolen, and such mutilated Note or evidence of the destruction, loss or theft thereof satisfactory to the Company and the Issuing and Paying Agent (together with such indemnity as may be reasonably required by the Company or the Issuing and Paying Agent) shall be delivered to the Issuing and Paying Agent, a new Note of like tenor and terms will be issued by the Company in exchange for the mutilated Note or in lieu of the Note so destroyed, lost or stolen. The Issuing and Paying Agent shall authenticate any such substituted Note and deliver the same upon the written authorization of the Company. All expenses and reasonable charges associated with the issuance, authentication and delivery of a new Note and the procurement of an indemnity, if required, shall be borne by the Holder of the Note mutilated, destroyed, lost or stolen. In case any Note which has matured or is about to mature shall become mutilated or be destroyed, lost or stolen, the Company may, instead of issuing a Substitute Note, payor authorize the payment of the same (without surrender thereof except in the case of a mutilated Note) upon compliance by the Holder with the foregoing provisions.

Any funds held by the Issuing and Paying Agent for the payment of principal of, or premium, if any, or interest on, this Note that remain unclaimed for two years after such principal, premium or interest shall have become due and payable shall be repaid to the Company and any person claiming such funds shall look, as an unsecured general creditor, only to the Company for the payment thereof and all liability of the Issuing and Paying Agent with respect to such funds shall thereupon cease.

No provision of this Note or of the Issuing and Paying Agency Agreement shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay principal, premium, if any, and interest in respect of this Note at the times, places and rate or formula, and in the coin or currency, herein prescribed.

The Issuing and Paying Agent has been appointed registrar, transfer agent and authenticating agent for the Notes, and the Issuing and Paying Agent will maintain at its corporate trust office in the Borough of Manhattan, The City of New York, a register (the "Security Register") for the registration, exchange and transfer of Notes. Subject to the restrictions set forth on the face hereof and in the Issuing and Paying Agency Agreement, this Note may be presented for registration of transfer or exchange at the aforementioned office of the Issuing and Paying Agent by presenting and surrendering this Note for transfer or exchange, as the case may be, duly endorsed or accompanied by a written instrument of transfer in form approved by the Issuing and Paying Agent and duly executed by the Holder hereof in person or by the Holder's attorney duly authorized in writing, and thereupon the Issuing and Paying Agent shall complete, authenticate and deliver in the name of the designated transferee or transferees, or in exchange herefor, one or more new Notes having identical terms and provisions and having a like aggregate principal amount in Authorized Denominations, subject to the terms and conditions set forth herein.

Except as provided above, Notes are exchangeable at the aforementioned office of the Issuing and Paying Agent for other Notes of other Authorized Denominations of equal aggregate principal amount and having identical terms and provisions. All such transfers and exchanges of Notes will be free of charge, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith (other than exchanges pursuant to the Issuing and Paying Agency Agreement not involving any transfer). The date of registration of any Notes delivered upon any exchange or transfer shall be such that no gain or loss of interest results from such exchange or transfer.

Prior to due presentment of this Note for registration of transfer, the Company and the Issuing and Paying Agent and any agent of the Company or the Issuing and Paying Agent may treat the Holder in whose name this Note is registered as the owner thereof for all purposes, whether or not this Note be overdue, and neither the Company or the Issuing and Paying Agent nor any such agent shall be affected by notice to the contrary, except as required by law.

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES.

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Note, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common UNIF GIFT MIN ACT - _____ Custodian _____
TEN ENT - as tenants by the entireties   (Cust)   (Minor)
JT TEN - as joint tenants with right of   under Uniform Gifts to Minors
       survivorship and not as tenants   Act _____
       in common   (State)

Additional abbreviations may also be used though not in the above list.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

PLEASE INSERT SOCIAL SECURITY OR
OTHER
IDENTIFYING NUMBER OF ASSIGNEE
[   ]
[   ] _____
(Please print or typewr1te name and address including postal zip code of assignee)

_____

this Note and all rights thereunder hereby irrevocably constituting and appointing

_____

Attorney to transfer this Note on the books of the Issuing and Paying Agent, with full power of substitution in the premises.

Dated: _____   _____

                                                _____

                                                Notice: The signature(s) on this Assignment must correspond with the name(s) as written upon the face of this Note in every particular, without alteration or enlargement or any change whatsoever.

OPTION TO ELECT REPAYMENT

The undersigned hereby irrevocably request(s) and instruct (s) the Company to repay this Note (or portion hereof specified below) pursuant to its terms at a price equal to 100% of the principal amount to be repaid, together with unpaid interest accrued hereon to the Repayment Date, to the undersigned, at

_____

_____

    (Please print or typewrite name and address of the undersigned)

For this Note to be repaid, the Issuing and Paying Agent must receive at its corporate trust office in the Borough of Manhattan, The City of New York, currently located at 101 Barclay Street, Floor 7E, New York, New York 10286, not more than 60 nor less than 30 calendar days prior to the Repayment Date, this Note with this "Option to Elect Repayment" form duly completed.

If less than the entire principal amount of this Note is to be repaid, specify the portion hereof (which shall be increments of U.S. $1,000 or other Authorized Denomination specified on the face hereof (provided that any remaining principal amount shall be at least U.S.$250,000 or the minimum Authorized Denomination) which the Holder elects to have repaid and specify the denomination or denominations (which shall be U.S.$250,000 or the minimum Authorized Denomination) of the Notes to be issued to the Holder for the portion of this Note not being repaid (in the absence of any such specification, one such Note will be issued for the portion not being repaid).

Principal Amount to be Repaid: $_____	Notice: The signature(s) on this Option to Date: Elect Repayment must correspond with the name(s) as written upon the face of this Note in every particular, without alteration or enlargement or any change whatsoever.[5]
Date: _____	

_____

[5] This form applies to certificated Notes only.

BOND POWER

NOT REQUIRED FOR ANY RESALE OR OTHER TRANSFER TO
THE COMPANY OR TO,
BY, THROUGH, OR IN A TRANSFER APPROVED BY, AN AGENT

TO BE COMPLETED AND DELIVERED WITH THIS NOTE TO THE ISSUING AND PAYING AGENT IF THE UNDERSIGNED HOLDER WISHES TO SELL, ASSIGN AND TRANSFER THIS NOTE:

In connection with the resale or other transfer of this Note occurring prior to the time the legend originally set forth on the face of this Note (or one or more predecessor Notes) restricting resales and other transfers thereof has been removed in accordance with the procedures set forth in the Issuing and Paying Agency Agreement (other than a resale or other transfer made to the Company or to, by, through, or in a transaction approved by an Agent), the undersigned Holder certifies that without utilizing any general solicitation or general advertising:

[CHECK ONE]

[ ]   (a)   Such Note is being transferred by the undersigned Holder to a "qualified institutional buyer", as defined in Rule 144A under the Securities Act of 1933, as amended, pursuant to the exemption from registration under the Securities Act of 1933, as amended, provided by Rule 144A thereunder.

Or

[ ]   (b)   Such Note is being transferred by the undersigned Holder to an institutional investor which is an "accredited investor", as defined in Rule 501(a) under the Securities Act of 1933, as amended, and that the undersigned Holder has been advised by the prospective transferee that such transferee will hold such Note for its own account, or as a fiduciary or agent for others (which others are also institutional accredited investors, unless such transferee is a bank acting in its fiduciary capacity), for investment purposes and not for distribution, subject to any requirement of law that the disposition of such transferee's property shall at all times be and remain within its control.

or

[ ]   (c)   Such Note is being transferred by the undersigned Holder to an institutional investor which is an "accredited investor", as defined in Rule 501 (a) under the Securities Act of 1933, as amended, in an "offshore transaction", as defined in Regulation S under the Securities Act of 1933, as amended, pursuant to the exemption from registration under the Securities Act of 1933, as amended, provided by Regulation S thereunder.

If none of the foregoing boxes are checked, then, so long as this Note shall bear a legend on the face thereof restricting resales and other transfers thereof (except in the case of a resale or other transfer made to the Company or to, by, through, or in a transaction approved by, an Agent), the Issuing and Paying Agent shall not be obligated to register this Note in the name of any person other than the undersigned Holder and until the conditions to any such transfer of registration set forth in this Note and in the Issuing and Paying Agency Agreement shall have been satisfied.

Dated:_____   _____
                                        [Type or print name of Holder

                                        By:_____

                                        The signature of the Holder must correspond
                                        with the name as written upon the face of
                                        this Note in every particular, without
                                        alteration or enlargement or any change
                                        whatsoever.

TO BE COMPLETED BY TRANSFEREE IF
(a) ABOVE IS CHECKED:

      The undersigned transferee represents and warrants that (i) it is a "qualified institutional buyer", as defined in Rule 144A under the Securities Act of 1933, as amended, and acknowledges that the undersigned either has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and (ii) this instrument has been executed on behalf of the undersigned transferee by one of its executive officers and (iii) it is aware that the Holder of this Note is relying upon the undersigned transferee's foregoing representations in order to claim the exemption from registration provided by Rule 144A. The undersigned transferee acknowledges and agrees that this Note has not been registered under the Securities Act of 1933, as amended, and may not be transferred except in accordance with the resale and other transfer restrictions set forth in the legend on the face hereof.

Dated:_____   [Type or print name of transferee]

                                        By:_____
                                           Executive Officer

TO BE COMPLETED BY TRANSFEREE
IF (b) ABOVE IS, CHECKED:

The undersigned transferee represents and warrants that it is an institutional investor and an "accredited investor", as defined in Rule 501(a) under the Securities Act of 1933, as amended, and that this instrument has been executed on behalf of the undersigned transferee by one if its executive officers. The undersigned transferee undertakes to hold this Note acquired from the Holder hereof for its own account, or as a fiduciary or agent for others (which others are also institutional accredited investors, unless such transferee is a bank acting in its fiduciary capacity), subject to any requirement of law that the disposition of the undersigned transferee's property shall at all times be and remain within its control. The undersigned acknowledges and agrees that this Note has not been registered under the Securities Act of 1933, as amended, and may not be transferred except in accordance with the resale and other transfer restrictions set forth in the legend on the face hereof.

Dated:_____   _____
                                            [Type or print name of transferee]

                                            By:_____
                                                Executive Officer

TO BE COMPLETED BY TRANSFEREE
IF (c) ABOVE IS CHECKED:

The undersigned transferee represents and warrants that this instrument has been executed on behalf of the undersigned transferee by one of its executive officers. In addition, the undersigned transferee represents and warrants that it is not a U.S. person (as defined in Regulation S under the Securities Act of 1933, as amended) and it is acquiring this Note from the Holder hereof in an "offshore transaction" (as defined in Regulation S) pursuant to the exemption from registration under the Securities Act of 1933, as amended, provided by Regulation S thereunder. The undersigned transferee acknowledges and agrees that this Note has not been registered under the Securities Act of 1933, as amended, and may not be transferred except in accordance with the resale and other transfer restrictions set forth in the legend on the face hereof.

Dated:_____   _____
                                            [Type or print name of transferee]

                                            By:_____
                                                Executive Officer

[FACE OF NOTE]

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY OTHER SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN VIOLATION OF THE SECURITIES ACT OR SUCH OTHER SECURITIES LAWS. THIS NOTE MAY BE TRANSFERRED ONLY IN PRINCIPAL AMOUNTS OF $250,000 AND INTEGRAL MULTIPLES OF $1,000 IN EXCESS THEREOF. THE HOLDER HEREOF, BY PURCHASING OR ACCEPTING THIS NOTE, AGREES FOR THE BENEFIT OF POTOMAC CAPITAL INVESTMENT CORPORATION (THE "COMPANY") THAT THIS NOTE MAY BE RESOLD OR OTHERWISE TRANSFERRED ONLY (1) TO THE COMPANY OR MERRILL LYNCH & CO., MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, BANC OF AMERICA SECURITIES LLC AND SALOMON SMITH BARNEY INC (EACH, AN "AGENT", AND COLLECTIVELY, THE "AGENTS"), OR BY, THROUGH, OR IN A TRANSACTION APPROVED BY, AN AGENT, (2) SO LONG AS THIS NOTE IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER, AS DEFINED IN RULE 144A (A "QIB"), THAT IS ACQUIRING THIS NOTE FOR ITS OWN ACCOUNT OR AS A FIDUCIARY OR AGENT FOR OTHERS (WHICH OTHERS MUST ALSO BE QIBS) AND TO WHOM NOTICE IS GIVEN THAT THE RESALE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (4) TO AN INSTITUTIONAL INVESTOR THAT QUALIFIES AS AN ACCREDITED INVESTOR, AS DEFINED IN RULE 501 (a) UNDER THE SECURITIES ACT (AN "INSTITUTIONAL ACCREDITED INVESTOR"), THAT IS ACQUIRING THIS NOTE FOR ITS OWN ACCOUNT OR AS A FIDUCIARY OR AGENT FOR OTHERS (WHICH OTHERS MUST ALSO BE INSTITUTIONAL ACCREDITED INVESTORS UNLESS SUCH TRANSFEREE IS A BANK ACTING IN ITS FIDUCIARY CAPACITY) FOR INVESTMENT PURPOSES AND NOT FOR DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, (5) TO AN INSTITUTIONAL ACCREDITED INVESTOR ACQUIRING THIS NOTE IN AN OFFSHORE TRANSACTION PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY REGULATION S UNDER THE SECURITIES ACT OR (6) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION; PROVIDED THAT THE AGREEMENT OF THE HOLDER HEREOF IS SUBJECT TO ANY REQUIREMENT OF LAW THAT THE DISPOSITION OF THE HOLDER'S PROPERTY SHALL AT ALL TIMES BE AND REMAIN WITHIN ITS CONTROL. WITH RESPECT TO ANY RESALE OR OTHER TRANSFER OF THIS NOTE (IF IN CERTIFICATED FORM) DESCRIBED IN CLAUSE (2), (4) OR (5) ABOVE, THE BANK OF NEW YORK, AS THE ISSUING AND PAYING AGENT FOR THE NOTES (THE "ISSUING AND PAYING AGENT"), WILL REQUIRE THE SUBMISSION TO IT OF THIS NOTE DULY COMPLETED OR A DULY COMPLETED BOND POWER IN THE FORM ATTACHED TO THE PRIVATE PLACEMENT MEMORANDUM RELATING TO THIS NOTE AS EXHIBIT A; PROVIDED THAT THE FOREGOING SUBMISSION SHALL NOT BE REQUIRED IF THIS LEGEND HAS BEEN REMOVED IN ACCORDANCE WITH THE PROCEDURES SET FORTH IN THE ISSUING AND PAYING AGENCY AGREEMENT BETWEEN THE COMPANY AND THE ISSUING AND PAYING AGENT, AS AMENDED OR MODIFIED (THE "ISSUING AND PAYING AGENCY AGREEMENT").

BY PURCHASING OR ACCEPTING THIS NOTE, THE HOLDER HEREOF REPRESENTS AND AGREES FOR THE BENEFIT OF THE COMPANY THAT (1) IT IS (A) A QIB ACQUIRING THIS NOTE FOR ITS OWN ACCOUNT OR AS A FIDUCIARY OR AGENT FOR OTHERS (WHICH OTHERS MUST ALSO BE QIBS) AND IT IS AWARE THAT THE RESALE OR OTHER TRANSFER TO IT IS BEING MADE IN RELIANCE ON RULE 144A OR (B) AN INSTITUTIONAL ACCREDITED INVESTOR ACQUIRING THIS NOTE (Y) FOR ITS OWN ACCOUNT OR AS A FIDUCIARY OR AGENT FOR OTHERS (WHICH OTHERS MUST ALSO BE INSTITUTIONAL ACCREDITED INVESTORS UNLESS SUCH HOLDER IS A BANK ACTING IN ITS FIDUCIARY CAPACITY) FOR INVESTMENT PURPOSES AND NOT FOR DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT OR (Z) IN AN OFFSHORE TRANSACTION PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY REGULATION S UNDER THE SECURITIES ACT AND, IN EACH CASE, THAT IT IS ABLE TO BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THIS NOTE AND HAS SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS AS TO BE CAPABLE OF EVALUATING THE MERITS AND RISKS OF ACQUIRING THIS NOTE AND (2) IT WILL NOTIFY ANY PURCHASER OF THIS NOTE FROM IT OF THE RESALE AND OTHER TRANSFER RESTRICTIONS REFERRED TO ABOVE AND THAT THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT, THAT SUCH PURCHASER SHALL BE DEEMED TO HAVE REPRESENTED AS TO THE MATTERS IN CLAUSE (1) OF THIS SENTENCE AND THAT SUCH PURCHASER SHALL BE DEEMED TO HAVE AGREED TO NOTIFY ITS SUBSEQUENT TRANSFEREES AS TO THE FOREGOING.

THIS NOTE AND RELATED DOCUMENTATION MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME BY THE COMPANY, WITHOUT THE CONSENT OF BUT UPON NOTICE TO THE AGENTS AND TO THE HOLDERS OF NOTES SENT TO THEIR REGISTERED ADDRESSES, TO MODIFY THE RESTRICTIONS ON AND PROCEDURES FOR RESALES AND OTHER TRANSFERS OF NOTES TO REFLECT ANY CHANGE IN APPLICABLE LAW OR REGULATION (OR THE INTERPRETATION THEREOF) OR IN PRACTICES RELATING TO RESALES OR OTHER TRANSFERS OF RESTRICTED SECURITIES GENERALLY. THE HOLDER OF THIS NOTE SHALL BE DEEMED, BY ITS ACCEPTANCE OR PURCHASE HEREOF, TO HAVE AGREED TO ANY SUCH AMENDMENT OR SUPPLEMENT (EACH OF WHICH SHALL BE CONCLUSIVE AND BINDING ON THE HOLDER HEREOF AND ALL FUTURE HOLDERS OF THIS NOTE AND ANY NOTES ISSUED IN EXCHANGE OR SUBSTITUTION HEREFOR, WHETHER OR NOT ANY NOTATION THEREOF IS MADE HEREON).

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (THE "DEPOSITARY") (55 WATER STREET, NEW YORK, NEW YORK) TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY AND ANY PAYMENT IS MADE TO CEDE & CO., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.[1]

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN

CERTIFICATED FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.[2]

[1]This paragraph applies to Global Notes only.

[2]This paragraph applies to Global Notes only.

REGISTERED
No. FXR- _____

CUSIP No.: _____

PRINCIPAL AMOUNT: _____

POTOMAC CAPITAL INVESTMENT CORPORATION
MEDIUM-TERM NOTE, SERIES E
(Fixed Rate)

ORIGINAL ISSUE DATE:

INTEREST RATE:

STATED MATURITY DATE:

INTEREST PAYMENT
DATE(S)
[ ] January 15 and July 15
[ ] Other:

INITIAL REDEMPTION
DATE:

INITIAL REDEMPTION
PERCENTAGE: %

ANNUAL REDEMPTION PERCENTAGE
REDUCTION: %

OPTIONAL REPAYMENT
DATE(S):

AUTHORIZED
DENOMINATION:
[ ] $250,000 and integral
multiples   of $1,000 in
excess there
[ ] Other

EXCHANGE RATE AGENT:

ADDENDUM ATTACHED
[ ] Yes
[ ] No

OTHER/ADDITIONAL
PROVISIONS:

POTOMAC CAPITAL INVESTMENT CORPORATION, a Delaware corporation (the "Company"), for value received, hereby promises to pay to   , or registered assigns, the Principal Amount of _____, on the Stated Maturity Date specified above (or any Redemption Date or Repayment Date, each as defined on the reverse hereof, or any earlier date of acceleration of maturity) (each such date being hereinafter referred to as the "Maturity Date" with respect to the principal repayable on such date) and to pay interest thereon (and on any overdue principal, premium and/or interest to the extent legally enforceable), at the Interest Rate per annum is paid or duly made available for payment. The Company will pay interest in arrears on each Interest Payment Date, if any, specified above (each, an "Interest Payment Date"), commencing with the first Interest Payment Date next succeeding the Original Issue Date specified above, and on the Maturity Date; provided, however, that if the Original Issue Date occurs between a Record Date (as defined below) and the next succeeding Interest Payment Date, interest payments will commence on the second Interest Payment Date next succeeding the Original Issue Date to the registered holder (the "Holder") of this Note on the Record Date with respect to such second Interest Payment Date. Interest on this Note will be computed on the basis of a 360-day year of twelve 30-day months.

Interest on this Note will accrue from, and including, the immediately preceding Interest Payment Date to which interest has been paid or duly provided for (or from, and including, the Original Issue Date if no interest has been paid or duly provided for) to, but excluding, the applicable Interest Payment Date or the Maturity Date, as the case may be (each, an "Interest Period"). The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, subject to certain exceptions described herein, be paid to the person in whose name this Note (or one or more predecessor Notes, as defined on the reverse hereof) is registered at the close of business on the fifteenth calendar day (whether or not a Business Day, as defined below) immediately preceding such Interest Payment Date (the "Record Date"); provided, however, that interest payable on the Maturity Date will be payable to the person to whom the principal hereof and premium, if any, hereon shall be payable. Any such interest not so punctually paid or duly provided for ("Defaulted Interest") on any Interest Payment Date other than the Maturity Date shall forthwith cease to be payable to the Holder on any Record Date and shall be paid to the person in whose name this Note is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Company, written notice whereof shall be given to the Holder of this Note by the Company not less than 30 calendar days prior to such Special Record Date or may be paid at any time in any other lawful manner.

Payment of principal, premium, if any, and interest in respect of this Note due on the Maturity Date will be made in immediately available funds upon presentation and surrender of this Note (and, with respect to any applicable repayment of this Note, upon delivery of a duly completed election form as contemplated on the reverse hereof) at the corporate trust office of the Issuing and Paying Agent maintained for that purpose in the Borough of Manhattan, The City of New York, currently located at 101 Barclay Street, Floor 21 West, New York, New York 10286, or at such other paying agency in the Borough of Manhattan, The City of New York, as the Company may determine. Payment of interest due on any Interest Payment Date other than the Maturity Date will be made by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register maintained at the aforementioned office of the Issuing and Paying Agent; provided, however, that a Holder of U.S.$10,000,000 or more in aggregate principal amount of Notes (whether having identical or different terms and provisions) will be entitled to receive interest payments on such Interest Payment Date by wire transfer of immediately available funds if appropriate wire transfer instructions have been received in writing by the Issuing and Paying

Agent not less than 15 calendar days prior to such Interest Payment Date. Any such wire transfer instructions received by the Issuing and Paying Agent shall remain in effect until revoked by such Holder.

If any Interest Payment Date other than the Maturity Date falls on a day that is not a Business Day, the required payment of principal, premium, if any, and/or interest shall be made on the next succeeding Business Day with the same force and effect as if made on the date such payment was due, and no interest shall accrue with respect to such payment for the period from and after such Interest Payment Date, as the case may be, to the date of such payment on the next succeeding Business Day.

As used herein, "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof and, if so specified on the face hereof, in an Addendum hereto, which further provisions shall have the same force and effect as if set forth on the face hereof.

Notwithstanding the foregoing, if an Addendum is attached hereto or "Other/Additional Provisions" apply to this Note as specified above, this Note shall be subject to the terms set forth in such Addendum or such "Other/Additional Provisions".

Unless the Certificate of Authentication hereon has been executed by the Issuing and Paying Agent by manual signature, this Note shall not be entitled to any benefit under the Issuing and Paying Agency Agreement (as defined on the reverse hereof) or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, Potomac Capital Investment Corporation has caused this Note to be duly executed and delivered by one of its duly authorized officers.

POTOMAC CAPITAL INVESTMENT CORPORATION

By: _____

Title:

Dated:

ISSUING ANDPAYING AGENT'S
CERTIFICATE OF AUTHENTICATION

This is one of the Notes of the
Company referred to in the
within-mentioned Issuing and
Paying Agency Agreement.

THE BANK OF NEW YORK,
as Issuing and Paying Agent

By _____
    Authorized Signatory

[REVERSE OF NOTE]

POTOMAC CAPITAL INVESTMENT CORPORATION
MEDIUM-TERM NOTE, SERIES E
(Fixed Rate)

This Note is one of a duly authorized series of debt securities of the Company designated as "Medium-Term Notes, Series E, With Maturities from 9 Months and 1 Day from Date of Issue Through November 30, 2009" (the "Notes") issued and to be issued under an Issuing and Paying Agency Agreement, dated as of July 7, 2000, as amended or modified from time to time (the "Issuing and Paying Agency Agreement"), between the Company and The Bank of New York, as Issuing and Paying Agent (the "Issuing and Paying Agent", which term includes any successor Issuing and Paying Agent under the Issuing and Paying Agency Agreement). Reference is hereby made to the Issuing and Paying Agency Agreement for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Issuing and Paying Agent and the Holders of the Notes. In acting under the Issuing and Paying Agency Agreement, the Issuing and Paying Agent is acting solely as an agent of the Company and does not assume any obligation or relationship of agency or trust for any of the owners or Holders of Notes, except with respect to any funds held by the Issuing and Paying Agent for any payment in respect of this Note as provided below.

Subject to the restrictions set forth on the face hereof and L in the Issuing and Paying Agency Agreement, this Note is issuable only in registered form without coupons in minimum denominations of U.S.$250,000 and integral multiples of U.S. $l,000 in excess thereof or other Authorized Denominatio n specified on the face hereof.

This Note will not be subject to any sinking fund and, unless otherwise specified on the face hereof in accordance with the provisions of the following two paragraphs, will not be redeemable or repayable prior to the Stated Maturity Date.

This Note will be subject to redemption at the option of the Company on any date on or after the Initial Redemption Date, if any, specified on the face hereof, in whole or from time to time in part in increments of U.S. $l,000 or other Authorized Denomination (provided that any remaining principal amount hereof shall be at least U.S.$250,000 or the minimum Authorized Denomination) at the Redemption Price (as defined below), together with unpaid interest accrued thereon to the date fixed for redemption (the "Redemption Date"), on written notice given to the Holders of Notes (in accordance with the provisions of the Issuing and Paying Agency Agreement) not more than 60 nor less than 30 calendar days prior to the Redemption Date. The "Redemption Price" shall be the Initial Redemption Percentage specified on the face hereof (as adjusted by the Annual Redemption Percentage Reduction, if any, specified on the face hereof as set forth below) multiplied by the unpaid principal amount of this Note to be redeemed. The Initial Redemption Percentage shall decline at each anniversary of the Initial Redemption Date by the Annual Redemption Percentage Reduction, if any, until the Redemption Price is 100% of unpaid principal amount to be redeemed. Whenever less than all of the Notes of like tenor and terms are to be redeemed, the Notes to be redeemed and the Holders thereof shall be selected by the Issuing and Paying Agent by such method as the Issuing and Paying Agent shall deem fair and reasonable. In the event of redemption of this Note in part only, a new Note of like tenor for the unredeemed portion hereof and otherwise having the same terms as this Note shall be issued by the Company in the name of the Holder hereof upon the presentation and surrender hereof.

This Note will be subject to repayment by the Company at the option of the Holder

hereof on the Optional Repayment Date(s), if any, specified on the face hereof, in whole or in part in increments of U.S. $l,000 or other Authorized Denomination (provided that any remaining principal amount hereof shall be at least U.S.$250,000 or the minimum Authorized Denomination) at a repayment price equal to 100% of the unpaid principal amount to be repaid, together with unpaid interest accrued thereon to the date fixed for repayment (the "Repayment Date"). For this Note to be repaid, the Issuing and Paying Agent must receive at its corporate trust office, located at 101 Barclay Street, Floor 7E, New York, New York 10286, not more than 60 nor less than 30 calendar days prior to the Repayment Date, such Note and [the form thereon entitled "Option to Elect Repayment" duly completed][3] [instructions to such effect forwarded by the Holder hereof][4]. Exercise of such repayment option by the Holder hereof will be irrevocable. In the event of repayment of this Note in part only, a new Note of like tenor for the unrepaid portion hereof and otherwise having the same terms as this Note shall be issued by the Company in the name of the Holder hereof upon the presentation and surrender hereof.

The Company will not create, assume or incur or suffer to be created, assumed or incurred or to exist any mortgage, lien, charge, security interest or encumbrance of any kind upon, or pledge of, or subject to the prior payment of any indebtedness, any of its property or assets, whether now owned or hereafter acquired, or acquire or agree to acquire any property or assets subject to any conditional sale agreement or other title retention agreement (the foregoing mortgages, liens, charges, pledges, security interests, encumbrances and priority payments, and the rights of others under conditional sales agreements and other title retention agreements, being herein sometimes collectively called "liens"); provided, however, that the foregoing will not apply to:

> (i)   liens securing taxes, assessments or governmental charges or levies or the claims or demands of materialmen, mechanics, carriers, warehousemen, landlords and other like persons;

> (ii)   liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance, social security and other like laws;

> (iii)   purchase money mortgages or other purchase money liens or conditional sale, lease-purchase or other title retention agreements upon or in respect of property acquired or leased for use in the ordinary course of its business by the Company; or

> (iv)   liens on any assets of the Company or any of its subsidiaries which may constitute "Margin Stock" (as defined in Regulation G of the Board of Governors of the Federal Reserve System); or

> (v)   other mortgages or liens in respect of property owned, acquired or leased by the Company not permitted by clauses (i) through (iv), provided that the property so encumbered pursuant to this clause (v) shall not have a market value in excess of 50% of the amount by which the Company's total assets (on a consolidated basis with its subsidiaries) exceeds the encumbrances made as provided in clause (iii) above.

The Company (including its consolidated subsidiaries) will maintain a minimum tangible net worth (calculated in accordance with generally accepted accounting principles in effect on July 7, 2000) of at least $100,000,000.

The following will be "Events of Default" with respect to the Notes:

---

[3] This text applies to Certificated Notes only.

[4] This text applies to Global Notes only.

(i)   default in the payment of any interest on its Note or in the payment of interest on or principal of any other Note issued pursuant to the Issuing and Paying Agency Agreement when due, which default continues and remains unremedied for at least thirty calendar days; or

(ii)   a decree or order by a court having jurisdiction shall have been entered adjudging the Company or Potomac Electric Power Company ("PEPCO") , a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization of the Company or PEPCO under the Bankruptcy Code or any other similar applicable Federal or State law, and such decree or order shall have continued undischarged and unstayed for a period of sixty days; or a decree or order of a court having jurisdiction for the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of either the Company or PEPCO or of its property, or for the winding up or liquidation of its affairs, shall have been entered, and such decree or order shall have continued undischarged and unstayed for a period of sixty days; or

(iii)   the Company or PEPCO shall institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganization under the Bankruptcy Code or any other similar applicable Federal or State law, or shall consent to the filing of any such petition, or shall consent to the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of it or its property, or shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due; or

(iv)   the Company shall fail to perform or observe any other term, covenant or agreement contained in the Note to be performed or observed by it, and any such failure shall continue and remain unremedied for at least thirty calendar days; or

(v)   the Company shall default in the payment when due (subject to any applicable grace period), whether at stated maturity or otherwise, of any principal of or interest on (howsoever designated) any indebtedness for borrowed money of, or guaranteed by, the Company in the aggregate principal amount of $1,000,000, whether such indebtedness now exists or shall hereafter be created; provided, however, that for the purposes of this subsection (v), the Company shall not be deemed in default if it shall be contesting in good faith its liability for the payment of the installment of interest or of the principal or premium in question, and shall have been advised in a written opinion by its counsel (a copy of which opinion will be provided upon request to the registered holder) that it has a meritorious defense to any claim of liability;

provided, however, that any default pursuant to clause (iv) or (v) of this paragraph may be waived prior to any declaration of acceleration with respect to such default by the written consent of the holders of at least a majority in aggregate principal amount of Notes at the time outstanding.

Modification and amendment of the Issuing and Paying Agency Agreement and the Notes may be effected by the Company and the Issuing and Paying Agent with the consent of the Holders of a majority in aggregate principal amount of the outstanding Notes affected thereby for the purpose of adding any provisions to, or changing in any manner or eliminating any provisions of, the Issuing and Paying Agency Agreement or of modifying the rights of the Holders of the Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Note affected thereby, change the stated maturity date of the principal (or any installment of principal) of any Note, or change any interest payment date on which interest on any Note is to be paid, or reduce the principal amount of any Note, or reduce the rate of interest on any Note or change the manner of calculation of interest thereof, or change any of the redemption or repayment provisions of any Note, or change any place of payment where the principal of, or premium, if any, or interest on, any Note is payable, or impair the right to institute suit for the enforcement of any required payment in respect of any Note on or after the stated maturity thereof, or reduce the percentage of the aggregate principal amount of the outstanding Notes, the consent of whose Holders is required for the modification and amendment of, or waiver under, the Issuing and Paying Agency Agreement or the Notes or certain defaults thereunder, or modify any of the provisions in the Issuing and Paying Agency Agreement or the Notes relating to their modification, amendment or waiver other than to increase the percentage necessary for such action or to provide that other provisions of the Issuing and Paying Agency Agreement or the Notes cannot be modified, amended or waived without the consent of the Holder of each outstanding Note affected thereby.

Modification and amendment of the Issuing and Paying Agency Agreement and the Notes may be effected by the Company and the Issuing and Paying Agent without the consent of any Holders of Notes in order to (i) evidence the succession of another corporation to the Company and the assumption by any such successor of the obligations of the Company contained in the Issuing and Paying Agency Agreement and in the Notes, as the case may be, (ii) change or eliminate any of the provisions of the Issuing and Paying Agency Agreement, provided that any such change or elimination shall become effective only when there is no outstanding Note created prior to the execution of such amendment or modification which is entitled to the benefit of such provisions, (iii) establish other forms or terms of Notes as permitted in the Issuing and Paying Agency Agreement (iv) evidence and provide for the acceptance of appointment under the Issuing and Paying Agency Agreement by a successor Issuing and Paying Agent, (v) cure any ambiguity, correct or supplement any provision in the Issuing and Paying Agency Agreement or the Notes which may be inconsistent with any other provision therein, or make any other provisions with respect to matters or questions arising therein, provided that such action shall not adversely affect the interests of the Holders of the Notes in any material respect, (vi) modify the restrictions on and procedures for resales and other transfers of the Notes to reflect any change in applicable law or regulation (or the interpretation thereof) or in practices relating to the resale or other transfer of restricted securities generally, or (vii) modify, eliminate or add to the provisions of the

Issuing and Paying Agency Agreement to such extent as shall be necessary to qualify the Issuing and Paying Agency Agreement (including any agreement supplemental thereto) under the Trust Indenture Act of 1939, as amended, or under any similar statute hereafter enacted.

The Company agrees to indemnify the Holder of any Note against any loss incurred by such Holder as a result of any judgment or order being given or made against the Company for any amount due hereunder. The foregoing indemnity constitutes a separate and independent obligation of the Company and continues in full force and effect notwithstanding any such judgment or order as aforesaid.

In case this Note shall at any time become mutilated, destroyed, lost or stolen, and such mutilated Note or evidence of the destruction, loss or theft thereof satisfactory to the Company and the Issuing and Paying Agent (together with such indemnity as may be reasonably required by the Company or the Issuing and Paying Agent) shall be delivered to the Issuing and Paying Agent, a new Note of like tenor and terms will be issued by the Company in exchange for the mutilated Note or in lieu of the Note so destroyed, lost or stolen. The Issuing and Paying Agent shall authenticate any such substituted Note and deliver the same upon the written authorization of the Company. All expenses and reasonable charges associated with the issuance, authentication and delivery of a new Note and the procurement of an indemnity, if required, shall be borne by the Holder of the Note mutilated, destroyed, lost or stolen. In case any Note which has matured or is about to mature shall become mutilated or be destroyed, lost or stolen, the Company may, instead of issuing a Substitute Note, payor authorize the payment of the same (without surrender thereof except in the case of a mutilated Note) upon compliance by the Holder with the foregoing provisions.

Any funds held by the Issuing and Paying Agent for the payment of principal of, or premium, if any, or interest on, this Note that remain unclaimed for two years after such principal, premium or interest shall have become due and payable shall be repaid to the Company and any person claiming such funds shall look, as an unsecured general creditor, only to the Company for the payment thereof and all liability of the Issuing and Paying Agent with respect to such funds shall thereupon cease.

No provision of this Note or of the Issuing and Paying Agency Agreement shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay principal, premium, if any, and interest in respect of this Note at the times, places and rate or formula, and in the coin or currency, herein prescribed.

The Issuing and Paying Agent has been appointed registrar, transfer agent and authenticating agent for the Notes, and the Issuing and Paying Agent will maintain at its corporate trust office in the Borough of Manhattan, The City of New York, a register (the "Security Register") for the registration, exchange and transfer of Notes. Subject to the restrictions set forth on the face hereof and in the Issuing and Paying Agency Agreement, this Note may be presented for registration of transfer or exchange at the aforementioned office of the Issuing and Paying Agent by presenting and surrendering this Note for transfer or exchange, as the case may be, duly endorsed or accompanied by a written instrument of transfer in form approved by the Issuing and Paying Agent and duly executed by the Holder hereof in person or by the Holder's attorney duly authorized in writing, and thereupon the Issuing and Paying Agent shall complete, authenticate and deliver in the name of the designated transferee or transferees, or in exchange herefor, one or more new Notes having identical terms and provisions and having a like aggregate principal amount in Authorized Denominations, subject to the terms and conditions set forth herein. Except as provided above, Notes are exchangeable at the aforementioned office of the Issuing and Paying Agent for other Notes of other Authorized Denominations of equal aggregate principal amount and having identical terms and provisions. All such transfers and exchanges of Notes will be free of charge, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith (other than exchanges pursuant to the Issuing and Paying Agency Agreement not involving any transfer). The date of registration of any Notes delivered upon any exchange or transfer shall be such that no gain or loss of interest results from such exchange or transfer.

Prior to due presentment of this Note for registration of transfer, the Company and the Issuing and Paying Agent and any agent of the Company or the Issuing and Paying Agent may treat the Holder in whose name this Note is registered as the owner thereof for all purposes, whether or not this Note be overdue, and neither the Company or the Issuing and Paying Agent nor any such agent shall be affected by notice to the contrary, except as required by law.

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, BUT OTHERWISE WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES.

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Note, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common UNIF GIFT MIN ACT - _____ Custodian _____
TEN ENT - as tenants by the entireties   (Cust)   (Minor)
JT TEN - as joint tenants with right of   under Uniform Gifts to Minors
    survivorship and not as tenants   Act _____
    in common   (State)

Additional abbreviations may also be used though not in the above list.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

PLEASE INSERT SOCIAL SECURITY OR
OTHER
IDENTIFYING NUMBER OF ASSIGNEE
[   ]
[   ] _____
(Please print or typewrite name and address including postal zip code of assignee)

_____

this Note and all rights thereunder hereby irrevocably constituting and appointing

_____

Attorney to transfer this Note on the books of the Issuing and Paying Agent, with full power of substitution in the premises.

Dated: _____   _____

_____

Notice: The signature(s) on this Assignment must correspond with the name(s) as written upon the face of this Note in every particular, without alteration or enlargement or any change whatsoever.

OPTION TO ELECT REPAYMENT

[The undersigned hereby irrevocably request(s) and instruct (s) the Company to repay this Note (or portion hereof specified below) pursuant to its terms at a price equal to 100% of the principal amount to be repaid, together with unpaid interest accrued hereon to the Repayment Date, to the undersigned, at

_____

_____

—

(Please print or typewrite name and address of the undersigned)

For this Note to be repaid, the Issuing and Paying Agent must receive at its corporate trust office in the Borough of Manhattan, The City of New York, currently located at 101 Barclay Street, Floor 7E, New York, New York 10286, not more than 60 nor less than 30 calendar days prior to the Repayment Date, this Note with this "Option to Elect Repayment" form duly completed.

If less than the entire principal amount of this Note is to be repaid, specify the portion hereof (which shall be increments of U.S. $1,000 or other Authorized Denomination specified on the face hereof (provided that any remaining principal amount shall be at least U.S.$250,000 or the minimum Authorized Denomination) which the Holder elects to have repaid and specify the denomination or denominations (which shall be U.S.$250,000 or the minimum Authorized Denomination) of the Notes to be issued to the Holder for the portion of this Note not being repaid (in the absence of any such specification, one such Note will be issued for the portion not being repaid).

Principal Amount to be
Repaid: $_____

Date: _____
—

Notice: The signature(s) on this Option to Date:
Elect Repayment must correspond with the
name(s) as written upon the face of this Note in
every particular, without alteration or
enlargement or any change whatsoever.][5]

_____

[5] This form applies to Certificated Notes only.

BOND POWER

**NOT REQUIRED FOR ANY RESALE OR OTHER TRANSFER TO
THE COMPANY OR TO,
BY, THROUGH, OR IN A TRANSFER APPROVED BY, AN AGENT**

TO BE COMPLETED AND DELIVERED WITH THIS NOTE TO THE ISSUING AND PAYING AGENT IF THE UNDERSIGNED HOLDER WISHES TO SELL, ASSIGN AND TRANSFER THIS NOTE:

      In connection with the resale or other transfer of this Note occurring prior to the time the legend originally set forth on the face of this Note (or one or more predecessor Notes) restricting resales and other transfers thereof has been removed in accordance with the procedures set forth in the Issuing and Paying Agency Agreement (other than a resale or other transfer made to the Company or to, by, through, or in a transaction approved by an Agent), the undersigned Holder certifies that without utilizing any general solicitation or general advertising:

[CHECK ONE]

[ ] (a)   Such Note is being transferred by the undersigned Holder to a "qualified institutional buyer", as defined in Rule 144A under the Securities Act of 1933, as amended, pursuant to the exemption from registration under the Securities Act of 1933, as amended, provided by Rule 144A thereunder.

                                     or

[ ] (b)   Such Note is being transferred by the undersigned Holder to an institutional investor which is an "accredited investor", as defined in Rule 501(a) under the Securities Act of 1933, as amended, and that the undersigned Holder has been advised by the prospective transferee that such transferee will hold such Note for its own account, or as a fiduciary or agent for others (which others are also institutional accredited investors, unless such transferee is a bank acting in its fiduciary capacity), for investment purposes and not for distribution, subject to any requirement of law that the disposition of such transferee's property shall at all times be and remain within its control.

                                     or

[ ] (c)   Such Note is being transferred by the undersigned Holder to an institutional investor which is an "accredited investor", as defined in Rule 501 (a) under the Securities Act of 1933, as amended, in an "offshore transaction", as defined in Regulation S under the Securities Act of 1933, as amended, pursuant to the exemption from registration under the Securities Act of 1933, as amended, provided by Regulation S thereunder.

If none of the foregoing boxes are checked, then, so long as this Note shall bear a legend on the face thereof restricting resales and other transfers thereof (except in the case of a resale or other transfer made to the Company or to, by, through, or in a transaction approved by, an Agent), the Issuing and Paying Agent shall not be obligated to register this Note in the name of any person other than the undersigned Holder and until the conditions to any such transfer of registration set forth in this Note and in the Issuing and Paying Agency Agreement shall have been satisfied.

Dated:_____   _____
                                          [Type or print name of Holder

                                          By:_____

                                          The signature of the Holder must correspond
                                          with the name as written upon the face of this
                                          Note in every particular, without alteration or
                                          enlargement or any change whatsoever.

TO BE COMPLETED BY TRANSFEREE
IF (a) ABOVE IS CHECKED:

    The undersigned transferee represents and warrants that (i) it is a "qualified institutional buyer", as defined in Rule 144A under the Securities Act of 1933, as amended, (ii) this instrument has been executed on behalf of the undersigned transferee by one of its executive officers and (iii) it is aware that the Holder of this Note is relying upon the undersigned transferee's foregoing representations in order to claim the exemption from registration provided by Rule 144A. The undersigned transferee acknowledges and agrees that this Note has not been registered under the Securities Act of 1933, as amended, and may not be transferred except in accordance with the resale and other transfer restrictions set forth in the legend on the face hereof.

Dated:_____   _____
                                         [Type or print name of transferee]

                                         By:_____
                                            Executive Officer

TO BE COMPLETED BY TRANSFEREE
IF (b) ABOVE IS, CHECKED:

The undersigned transferee represents and warrants that it is an institutional investor and an "accredited investor", as defined in Rule 501(a) under the Securities Act of 1933, as amended, and that this instrument has been executed on behalf of the undersigned transferee by one if its executive officers. The undersigned transferee undertakes to hold this Note acquired from the Holder hereof for its own account, or as a fiduciary or agent for others (which others are also institutional accredited investors, unless such transferee is a bank acting in its fiduciary capacity), for investment purposes and not for distribution, subject to any requirement of law that the disposition of the undersigned transferee's property shall at all times be and remain within its control. The undersigned acknowledges and agrees that this Note has not been registered under the Securities Act of 1933, as amended, and may not be transferred except in accordance with the resale and other transfer restrictions set forth in the legend on the face hereof.

Dated:_____   _____
                                           [Type or print name of transferee]

                                           By:_____
                                              Executive Officer

TO BE COMPLETED BY TRANSFEREE
IF (c) ABOVE IS CHECKED:

The undersigned transferee represents and warrants that it is an institutional investor and an "accredited investor", as defined in Rule 501(a) under the Securities Act of 1933, as amended, and that this instrument has been executed on behalf of the undersigned transferee by one of its executive officers. In addition, the undersigned transferee represents and warrants that it is not a U.S. person (as defined in Regulation S under the Securities Act of 1933, as amended) and it is acquiring this Note from the Holder hereof in an "offshore transaction" (as defined in Regulation S) pursuant to the exemption from registration under the Securities Act of 1933, as amended, provided by Regulation S thereunder. The undersigned transferee acknowledges and agrees that this Note has not been registered under the Securities Act of 1933, as amended, and may not be transferred except in accordance with the resale and other transfer restrictions set forth in the legend on the face hereof.

Dated:_____   _____
                                           [Type or print name of transferee]

                                           By:_____
                                              Executive Officer